9

Follow-Up Materials


06013246

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C.P. Pokphand Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 1 1 2006 E

THOMSON FINANCIAL



**NEW ADDRESS

FILE NO. 82- 3860 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/10/06

Annual Report 2005



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

CONTENTS



CORPORATE PROFILE

C.P. Pokphand Co. Ltd. ("CPP"or the "Company") was established in 1987 and listed on The Stock Exchange of Hong Kong Limited in 1988 under the Stock Code 43. CPP's core businesses include agribusiness and industrial business.

The Company's agribusiness mainly consists of feed, food integration, breeding and rearing, and biochemical business. CPP is the first agribusiness enterprise in China to employ the process of vertical integration into its operations and sales, providing a seamless production of food products in order to realize its "Farm-to-Table" integration philosophy.

The Company sells its products under the "Chia Tai Group", as well as under the brand name "Chia Tai". These products include:

- Feed – complete feed and concentrate feed for poultry, swine, aqua and cattle
- Food – fresh, chilled, frozen meat and cooked meat products
- Breeding & Rearing – day-old chicks, piglets, broilers and swines
- Biochemical – feed additives including Chlortetracycline, Di-Calcium Phosphate, and L-Lysine monohydrochloride, etc.

CPP's industrial business covers production and sale of motorcycles and automobile machineries and accessories. We are also the sole agent of Caterpillar construction machinery in the western region of China.

For more information, please visit CPP's website at http://www.cpp.hk.

FINANCIAL HIGHLIGHTS

(Unit: US$'million)	2005	2004	Increase/ (Decrease)
Operating Results			
Turnover	**1,832.76**	1,713.04	119.72
Gross Profit	**201.09**	162.46	38.63
Net Profit/(Loss) Attributable to Equity Holders of the Company	**4.83**	(62.39)	67.22
Financial Position			
Total Assets	**925.37**	897.06	28.31
Cash & Cash Equivalents	**65.95**	74.37	(8.42)
Total Bank Loans	**525.42**	553.94	(28.52)
Total Equity	**151.23**	102.82	48.41
Financial Ratio			
Current Ratio (Times)	**0.53**	0.43	0.10
Total Liabilities to Total Equity Ratio (%)	**511.9%**	772.5%	(260.6%)


Five Year Profitability Trend
US$' million
(%)
179.7
179.1
164.9
162.5
201.1
2001
2002
2003
2004
2005
Gross Profit
Gross Profit Margin (%)


Consolidated Turnover by Line of Business
Biochemical 5%
Others 5%
Breeding & Rearing 2%
Food Integration 22%
Feed 66%


Feed Product Mix
Aqua 6%
Cattle 5%
Poultry 56%
Swine 33%



CHAIRMAN'S STATEMENT

Mr. Sumet Jiaravanon

For the Group, the year 2005 represented both challenges, as well as ample opportunities.

Despite the threat of the spreading of bird flu, CPP's agribusiness in China still managed to sustain steady growth in 2005. The favourable operating environment between January and September 2005 provided for expansion in many of CPP's business areas. The Group also managed a smooth transition when bird flu became more prevalent between October and December. Overall, we achieved significant improvements in 2005 when compared with 2004.

Over the year, the Group continued to expand its integrated food business. Aiming at strengthening sales, the Group focused on researching and developing new products and improving product quality to boost the "Chia Tai Food" product brand.

Since it became established in China, the Group has been actively promoting advanced disease prevention concepts to the agricultural sector and has managed its facilities using scientific measures and enclosed farming methods. These management models have not only won acclaim from senior local and central government officials, but have also become industry benchmarks considered worthy of reference by agricultural ministries of different Southeast Asian countries.

An improving living standard plus the recent threat of bird flu outbreak have changed the public's requirements regarding food. Chinese consumers are asking for more than just food to fill their stomachs, but foods that are safe for consumption, nutritious, health-enhancing and hygienic. We are convinced that this growing consumer preference will benefit the Group in the long run, especially when the Group is known in the PRC for its diligence towards running an ethical business and putting out products renowned for their integrity. These attributes have won for the Group many awards from both government bodies and industry organizations in the past year.

The year 2006 marks the beginning of the PRC's "Eleventh Five-Year Plan", as well as the start of the country's pursuit to construct the "new socialist village". The "Eleventh Five-Year Plan" is extensive in coverage. It advocates the grooming of a new generation of farmers who understand both agricultural techniques and business operations. This new type of farmer is a critical building block of the new socialist village and key to a modernized agricultural industry. It is thus essential in timing for the Group to begin providing farmers with different kinds of training in order to build their knowledge, as well as to help increase their income, and ultimately to raise the overall competitiveness of the agricultural industry in China. The Group is committed to educating farmers on modern breeding and rearing techniques and scientific management expertise. It has been introducing farmers to new breeds, helping them to develop sales channels and supporting them on top of organizing regular training programmes and seminars for them. In addition, we will apply our extensive agribusiness experience in China to aid the development of the country's agricultural industry.

Food is man's essential source of energy, and that means agribusiness has everlasting value and will continue to thrive. Looking to 2006, the Group will strive for breakthroughs in four major areas, namely, industrialization of aqua breeding and egg products farming, live swine commercialization and advanced food processing. In line with the PRC embracing fair competition and stopping the subsidy of agribusiness, this development roadmap will see the Group seize business opportunities that promise lucrative returns.

We would like to extend our gratitude to our staff for their contribution during the year. Their diligence and the continuous support from our shareholders, farmer partners, customers and suppliers are what braced our success. We are confident that we will be able to share the fruit of our efforts with all our supporters in the near future.



Sumet Jiaravanon
Chairman

Hong Kong, 31st March, 2006



Q&A WITH CHIEF EXECUTIVE OFFICER

Mr. Damrongdej Chalongphuntarat

1. WHAT CHALLENGES HAVE THE RECENT OUTBREAK OF BIRD FLU BROUGHT TO CPP?

In recent years, there have been reports of bird flu outbreaks in many regions and countries, including China. These outbreaks have indeed scared consumers away from consuming and having direct contact with poultry. However, to date, there have been no cases of infection detected in any of our 120 poultry farms.

We do not think people will actually give up eating chicken because of the bird flu. In our opinion, the outbreak of bird flu has and will continue to create opportunities for us in the long run, as it has raised consumer awareness about food safety, and in turn has increased demand for high quality, branded products such as ours.

2. WHAT PREVENTIVE MEASURES HAVE CPP ADOPTED TO ACHIEVE ZERO INFECTIONS?

CPP has adopted a completely closed management system for poultry breeding and poultry hatching in order to achieve zero infections. All our farms operate under a complete bio-security system, which includes a comprehensive vaccination program to guarantee the safe production of breeders. In addition, farms maintain a detailed recording system in order to insure traceability of all products.

Experts from China and Thailand regularly examine the farms and rigidly carry out disinfection, epidemic prevention and scientific immunization programs. In combination, these approaches have worked for us to achieve our zero infection goals.

3. WHAT DO YOU MEAN BY "CLOSED-END SCIENTIFIC FARMING"?

By closed-end scientific farming, we mean maintaining strict separation of our poultry breeding areas from any human or outside contact. Access to our poultry breeding areas is strictly limited to only those responsible workers who have been completely sanitized and properly outfitted before they have access to any of the breeding facilities. Vehicles are required to pass through sanitized driveways. These measures ensure the breeding areas are completely quarantined and prevent bacterial or viral infections.

All breeding units are located indoor and served by computer controlled automated feeding and water lines, and automated heating, ventilation and cooling systems. Only necessary access by human or outside contact prevents any potential cross infection.

4. IS EATING POULTRY SAFE?

To date, there is no evidence that one can catch bird flu by eating cooked poultry. What is known is that bird flu is transmitted to humans through direct exposure to living or dead infected poultry.

Heat kills the bird flu virus. The virus will die in heat of 70 degrees Celsius or higher if cooked for a minimum two minutes, meaning cooking poultry thoroughly will kill the virus.

5. HAVE YOU SHARED WITH OTHER POULTRY FARMERS THE CORRECT PREVENTIVE MEASURES FOR THE DISEASE?

Partners of CPP can enjoy our quality services. We provide them with high titre maternal immunity day-old chicks, balanced nutritious feed, a scientific immunity program, as well as professional vaccinations and technological guidance. We also provide poultry farmers with standardized poultry house design, automatic feeding equipment and stringent preventive policies and isolation facilities. These facilities guarantee a comfortable environment for chicken to grow, raising their resistance to diseases and increasing their survival rate. To date, no cases of bird flu have been reported in poultry farms that work with CPP in the PRC.

SIGNIFICANT EVENTS

DEC 2005

Combating Bird Flu, Chia Tai With You

Guided the public on proper, scientific preventive measures to take during the bird flu outbreak and established concept of safe consumption. Stepped up promotion of Chia Tai's products as safe and healthy.


正大与您在一起



Top Officials of the General Administration of Quality Supervision, Inspection and Quarantine visited Qingdao Chia Tai

Party Secretary Li Chuan Xin recognized the importance of the Poultry Breeding and Rearing industry in Shandong province to the country at large. He commended Shandong province for its outstanding preventive efforts concerning the Avian flu and the leadership role demonstrated by Qingdao Chia Tai in such areas.

NOV 2005

The 12th China Yangling Expo on Agricultural High-Tech Products

Zeng Qinghong, Member of the Politburo Standing Committee of the CPC Central Committee, Member of the Secretariat of the CPC Central Committee and Vice-President of the PRC, and Xu Jialu, Vice Chairman of the Standing Committee of the National People's Congress, together visited the Group's booth.



Exhibition on Standardized Livestock Farming

Phase III of the large-scale training in standardized livestock breeding and rearing provided by the Group's expert team received great support from the country's Agribusiness Bureau, Pasturage Center, news media, as well as strong coordination among exclusive sales representatives.


世界500强企业 正大集团欢迎您
爱是正大无私的奉献

SEP 2005

The 17th Henan Province Agriculture Expo

Among the exhibitions presented, Chia Tai topped all the participants, especially in the areas of standardized livestock farming, demonstrating the spirit and achievements of the Group in Henan which are highly lauded by government officials at the provincial level.



AUG 2005

Hu Jintao, President of the PRC and General Secretary of CPC, visited Xiang Fan Chia Tai

The Group's accomplishments in applying advanced technologies in production, standardizing farm management practices and promoting superior livestock breeding were well received and recognized by the General Secretary.

JUL 2005

Chinese Vice-Premier Huang Ju met with Mr. Dhanin Chearavanont, Executive Chairman in Beijing

Vice-Premier Huang indicated that the Chinese government would continue to support the Group's investment and development in China.





HONOURS AND DISTINCTIONS

CPP was honoured with several awards and distinctions in 2005 for its outstanding contributions.



赠给正大集团
中国饲料工业协会

The China Feed Industry Association presented an award for "Extraordinary Contribution to China's Development of the Feed Industry" to Chia Tai Group.

Chia Tai Group is the sole recipient of an honour by the "20th Anniversary and the 5th National Member Representative Assembly".



进出口商品免验证书

The General Administration of Quality Supervision, Inspection and Quarantine of the PRC (the "AQSIQ") granted "Dayang" brand motorcycle, Model DY100-A, an exemption from export inspection.

Chia Tai Group was the first and only enterprise in the Chinese automobile and motorcycle industry to earn an exemption.

Both the "Shuangda" brand of Beijing Dafa Chia Tai and the "Chia Tai Qinhuang" brand of Qinhuangdao Chia Tai were honoured as "China Top Brand in 2005-2008" by the AQSIQ.



中国名牌产品证书
国名牌产品



产品质量国家免检
(2005年—2008年)

The AQSIQ granted the "Certificate For Product Exemption" to

- "Tongda" brand of Nantong Chia Tai Complete Feed
- "Longda" brand of Lanzhou Chia Tai Complete Feed
- "ZhuFeng" brand of Shanxi Chia Tai Concentrate Feed

MANAGEMENT'S DISCUSSION AND ANALYSIS

A. OVERALL BUSINESS REVIEW

For the year ended 31st December 2005, C.P. Pokphand Co. Ltd. ("CPP" or the "Company") and its subsidiaries ("the Group") achieved a turnaround in business. Profit after tax attributable to equity holders of the Company amounted to US$4.8 million (2004: Loss after tax attributable to equity holders of the Company: US$62.4 million). Basic earnings per share was US$0.182 cent (2004: Loss per share of US$2.890 cents).

During the year under review, CPP's consolidated turnover was US$1,832.8 million, realized a 7.0% gain from US$1,713.0 million in 2004. This growth resulted primarily from the increased sales volume of the Group's core businesses, which are the feed and the food integration business. The consolidated sales volume of the feed business increased by 386,000 tonnes to 4,710,000 tonnes (2004: 4,323,000 tonnes). The Group's vertically integrated food business reported a marked increase in consolidated sales of poultry by 27,000 tonnes, or 15.5%, to 202,000 tonnes, a reflection of growing market demand for poultry and consumers' strong confidence in the Group's products.

The Group's average consolidated gross margin rose from 9.5% to 11.0% this year. The rise was the result of declining prices for major raw materials used in feed production. The average market price of corn and soybean fell 2.0% and 5.8% respectively from 2004. In addition to implementing stringent control over the purchasing costs, the Group also made rapid expansion into its more value-added downstream food products to maximize overall operating efficiency.

Selling expenses in 2005 increased 13.1% when compared with 2004, this rise was due to the increasing emphasis and resources put into promoting the Group's brand equity, as well as strengthening and expanding its sales and distribution networks. In response to the recurring threats of the bird flu epidemic, the Group organized a series of educational seminars and brand promotion events with the aim of allaying any fears or concerns that farmers and consumers might have regarding poultry rearing and to also boost their confidence in the Group's products and its scientific enclosed poultry farming model. The public was educated as to why the scientific closed-environment farm management model is the correct and most effective method in combating the spread of the bird flu disease, and how using the correct and scientific approach in preventing disease can ensure safe, healthy and hygienic products. By investing resources in these initiatives, the Group sustained the trust of its existing customers and at the same time attracted the attention and recognition of potential new customers, thereby paving the way for possible future cooperation and new business.

B. BUSINESS SEGMENT REVIEW

Feed

Riding on the improvement in the external environment and effective integration of internal resources, the feed business recorded robust growth during the year under review. This business segment constituted the largest portion, 65.9% (2004: 63.7%), of the Group's consolidated sales. Turnover increased by US$115.6 million, or 10.6%, to US$1,207.0 million. The average consolidated gross profit margin also increased by 3.0% from that of last year to 14.7%.

Turnover of the feed business improved as a result of recovery of the breeding and rearing industry and adjustments to the product structure, which drove sales. During the year, the combined sales volume of feed of the Group and its jointly controlled entities and associates reached 6,020,000 tonnes, a surge of 9.5% from 5,497,000 tonnes in 2004. The segment boasted market share of 6.0%, the largest in the feed industry in the PRC.

The Group's feed products include poultry, swine, aqua and cattle feed. During the year under review, the largest proportion of sales volume was poultry and swine feed. However, the Group did raise the sales proportion of aqua feed products by 2.0%, as compared with last year.

Food Integration

The food integration business is the Group's second largest business stream, accounting for about 21.7% of the Group's total consolidated turnover. Its consolidated turnover was US$397.2 million, which was US$70.5 million, or 21.6%, more than that in 2004. Growing consumer focus on food safety drove up the consolidated sales volume of the Group's food products by 27,000 tonnes, or 15.5%, to 202,000 tonnes. This reflected the strong confidence of consumers in the Group's branded products.

During the year under review, the combined export of cooked food sales volume reached 49,000 tonnes, an increase of 13,000 tonnes as compared with last year. The Group's advanced and comprehensive quality control and food development mechanisms explained the outstanding performance of its cooked food business. All of the Group's four cooked food processing factories have already obtained export approvals from the government to export cooked poultry products to different countries.



B. BUSINESS SEGMENT REVIEW (continued)

Food Integration (continued)

Rising demand of safety processed egg products widened the price difference between branded eggs and non-branded eggs. In the light of that, the Group set up a standardized demonstration zone in Lanzhou with annual production capability of 2,500 tonnes. All poultry houses are equipped with advanced automatic heating, ventilation and water systems. They adopt enclosed management and are sanitized thoroughly and regularly. The Group also adheres strictly to the country's, as well as, the Group's own immunization and preventive policies. All egg products have to undergo a stringent grading process and the surface of the eggs has to go through ozone sterilization before they are taken to the market. All of these measures meet national standards to ensure food products are free of public health hazards.

Breeding and Rearing

During the year under review, the breeding and rearing business faced both opportunities and challenges. With the livestock farming sector rebounded at the final quarter of 2004, the segment's sales volume and gross profit margin in the first three quarters of the year improved as compared with the same period in 2004. However, as the risk of bird flu escalated in the fourth quarter, the breeding and rearing industry also felt intensified threats. Despite that, the turnover of this business segment, which accounted for 2.4% of the Group's total consolidated turnover, still increased by US$6.3 million, or 16.8%, as compared with last year. Its consolidated gross profit margin also increased from 1.9% to 8.2%.

Taking Day-Old Chicks ("DOCs") as an example, the average price for the year 2004 was RMB1.50 each, while that in the first three quarters of 2005 was RMB2.36 each, a jump of 57.3%. In the fourth quarter of the year, the average price went down to RMB0.93 each. However, the average price of DOCs in 2005 still increased 38.0% to RMB2.07 each when compared with that in 2004. This explained both the growth in turnover and gross profit margin of the segment during the year under review.

The Group stepped up efforts in promoting standardized swine rearing in 2005. It took the initiative to help establish a demonstration zone for standardized swine business in Gao Tai, Gansu province during the year. It succeeded in helping farmers increase swine harvest to approximate three times per annum, which translated into higher return on investment. As of the end of 2005, the Group established 7 demonstration zones for the standardized swine business in the provinces of Gansu, Shaanxi, Henan, Hubei and Hunan. Total sales volume was thereby increased while the gross profit margin remained at a similar level to last year.

B. BUSINESS SEGMENT REVIEW (continued)

Biochemical

Turnover of the biochemical business accounted for 4.8% of the Group's total turnover in the financial year, increased by US$2.1 million, or 2.4%, as compared with last year. The consolidated sales volume slightly reduced by 10,000 tonnes to 126,000 tonnes as compared with 2004. The Group's biochemical products include Chlortetracycline ("CTC"), Di-Calicum Phosphate and L-Lysine monohydrochloride, etc.

Pucheng Chia Tai Biochemistry Co., Ltd. ("Pucheng Chia Tai"), the Group's subsidiary, is currently one of the largest CTC producers in the PRC. Its annual production capability of CTC in different dosages was expanded during the year by 1,000 tonnes to 21,000 tonnes. Its products are mainly exported to the U.S., Europe, South America and Southeast Asia and have won the trust of both domestic and overseas customers. Its "Shihao" brand products are a renowned brand in the international feed additives industry. During the year under review, sales volume of Pucheng Chia Tai increased by 1,400 tonnes to 18,700 tonnes.



Industrial Business

The Group's industrial business is operated by its jointly controlled entities. The product range includes motorcycles, automotive accessories, carburetors and the distribution of the full range of Caterpillar products. For the year ended 31st December, 2005, the combined turnover of the industrial business was US$258.0 million, an increase of US$9.3 million, or 3.7%, as compared with US$248.7 million in 2004.

The "Dayang" brand motorcycle of Luoyang Northern Ek Chor Motorcycle Company Limited, ("Northern Ek Chor") the Group's jointly controlled entity, ranked 285th in the "2005 Top 500 Most Valuable Brands in China" co-organized by "World Brand Lab" and "World Executive Magazine". The motorcycle meets the international standards of developed countries, such as the Euro E-MARK standard and the U.S. DOT authentication, as well as the Euro II standard test. "Dayang" motorcycles have made it into the U.S. and Japan markets. In September 2005, Model DY100-A was the first motorcycle producer in China obtained Certificate for the Exemption of Import and Export Commodities from Inspection issued by General Administration of Quality Supervision, Inspection and Quarantine of the PRC. In addition, the engines produced by Northern Ek Chor were exported to Malaysia for the first time in 2005. Export sales in 2005 accounted for 15% of the segment's total sales volume.

The infrastructure development projects being undertaken in western China are stimulating demand for construction machinery and the Group has been granted the sole agent of Caterpillar construction machinery products there. Braced by all of these favourable factors, continued growth is expected for this segment.

CHANGE OF ASSETS

For the year ended 31st December, 2005, the Group had total assets of US$925.4 million, increasing 3.2% as compared with US$897.1 million at the end of 2004.

LIQUIDITY AND FINANCIAL RESOURCES

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the net asset value) were US$525.4 million and 347.4% respectively, as compared to US$553.9 million and 538.7% as at 31st December, 2004.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.7% to 8.4% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans and from disposal of certain assets and investments. The Group had cash and cash equivalents of US$66.0 million as at 31st December, 2005 (31st December, 2004: US$74.4 million), a decrease of US$8.4 million.

DEBT RESTRUCTURING

In April 2005, the Company secured a US$140.0 million bank loan facility with two banks in Thailand on the condition that the Company has to obtain new equity of US$30.0 million to repay its debts and the floating rate notes. All loans under the restructuring of total amount approximately US$167.7 million were retired by the end of April 2005. The US$140.0 million bank loan facility will be repaid in 14 semi-annual installments over 7 years.

In 2005, the Company repaid US$5.6 million of the principal and US$4.5 million of interest of the US$140.0 million bank loan facility. The average interest rate was 6.3% p.a.

After the restructuring, the Group's total borrowings as at 31st December, 2005, were reduced to US$525.4 million (31st December, 2004: US$553.9 million). Debt to equity ratio was lowered to 347.4%, as compared with 538.7% as at 31st December, 2004. Total liabilities to equity ratio was lowered to 511.9%, as compared with 772.5% as at 31st December, 2004.



CAPITAL REORGANISATION

In April 2005, the nominal value of the Company's issued and paid-up capital was reduced from US$0.05 to US$0.01 by cancelling issued and paid-up capital to the extent of US$0.04 on each issued and paid-up share of the Company.

The credit of US$86.3 million arising from the capital reduction was applied to the contributed surplus account of the Company to eliminate the accumulated losses of the Company.

CHARGES ON GROUP ASSETS

As at 31st December, 2005, out of the total borrowings of US$525.4 million (2004: US$553.9 million) obtained by the Group, only US$143.3 million (2004: US$175.0 million) were secured and accounted for 27.3% (2004: 31.6%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in the Mainland China with net book value of US$218.7 million (2004: US$250.0 million) have been pledged as security for various short and long term bank loans.



CONTINGENT LIABILITIES

As at 31st December, 2005, the guarantees provided by the Group was US$7.4 million (31st December, 2004: US$14.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2005, the Group employed around 44,000 staff (including 14,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. A Remuneration Committee has been set up to review the remuneration policies and packages of directors and senior management. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

CORPORATE GOVERNANCE REPORT

C.P. Pokphand Co. Ltd. (the "Company") is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value and accountability. The Company has applied the principles and complied with most of the code provisions prescribed in Appendix 14 – Code on Corporate Governance Practices (the "CG Code") as required under the Rules Governing the Listing of Securities (the "Listing Rules") in The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), which became effective on 1st January, 2005.

To ensure compliance with the CG Code, the board of directors (the "Board") has reviewed and proposed the necessary amendments to the Bye-Laws of the Company to bring the constitution of the Company in alignment with certain provisions of the CG Code. This report describes its corporate governance practices and explains the applications of the principles of the CG Code and deviations (if any).

A. DIRECTORS

The Board

The Board is accountable to the shareholders for leadership and control of the Company and is collectively responsible for promoting the success of the Company and its businesses by directing and supervising the Company's affairs. The Board focuses on overall corporate strategies and policies with attention particularly paid to the growth and financial performance of the Group.

The Board has determined that certain matters such as strategic planning, significant transactions and budget should be retained for the Board's approval. It has formalised the functions reserved to the Board to achieve a clear division of the responsibilities of the Board and the management. The Board delegated its responsibilities to the senior management to deal with day-to-day operations and review those arrangements on a periodic basis. Management has reported back to the Board and obtain prior approval before making decisions for key matters or entering into any commitments on behalf of the Company.

To maximise the effectiveness of the Board and to encourage active participation and contribution from Board members, the Board has established executive board committee, audit committee and remuneration committee with specific written terms of reference to assist in the execution of their duties. The terms of reference of each of the committees are reviewed and amended (if necessary) from time to time, as are the committees' structure, duties and memberships.

The Company Secretary and the Qualified Accountant shall, as far as possible, attend all meetings of the Board/committees to advise on corporate governance, statutory compliance, accounting and financial matters. All directors have access to the Company Secretary who is responsible for the Group's compliance with the continuing obligations of the Listing Rules, Code on Takeover and Mergers and Share Repurchases, Companies Ordinance, Securities and Futures Ordinance and other applicable laws, rules and regulations etc.

A. DIRECTORS (continued)

The Board (continued)

All directors are given the opportunities to include matters to be discussed in the agenda of the Board/committee meetings. The Company Secretary is delegated with the responsibility to prepare the agenda and, where appropriate, take into account any matters proposed by each director/committee member for inclusion in the agenda.

Other than exceptional circumstances, an agenda accompanied by any related materials are circulated to all directors in a timely manner and at least three days before the date of scheduled meeting. Where queries are raised by directors, responses should be given as promptly and fully as possible within a reasonable time.

The Board meets regularly and at least four board meetings are scheduled annually at approximately quarterly intervals. Ad-hoc meetings are convened when it considers necessary. Notices of regular Board/committee meetings are given at least 14 days before the date of meeting. For all other Board/committee meetings, reasonable notices are given.



Minutes of the Board/committee meetings are recorded in details for the matters considered by the participants of such meetings and decisions reached, including concerns raised by directors or dissenting views expressed. Draft and final versions of minutes are circulated to relevant directors or committee members within a reasonable time after the meetings are held and taken as the true records of the proceedings of such meetings. They are kept by the Company Secretary or secretary of the committees and are open for inspection at any reasonable time on reasonable notice by any director. All directors are entitled to have access to board papers and related materials unless there are legal or regulatory restrictions on disclosure due to regulatory requirements.

Directors are provided with complete, adequate explanation and information to enable them to make an informed decision or assessment of the Group's performance, position and prospects and to discharge their duties and responsibilities on timely basis. The directors, to properly discharge their duties, are given access to independent professional advisers, when necessary, at the expense of the Company.

If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with by way of a Board/committee meeting and the interested shareholder or director shall not vote nor shall he/she be counted in the quorum present at the relevant meeting. Independent non-executive director ("INED") who, and whose associates, have no material interest in the transaction, should be present at such a board meeting.

CORPORATE GOVERNANCE REPORT

A. DIRECTORS (continued)

Board Composition

The Board currently consists of fifteen directors, namely one Chairman, one Executive Chairman, three Executive Vice Chairmen, one Chief Executive Officer ("CEO"), one Chief Financial Officer, one Chief Operating Officer, four Executive Directors and three INEDs.

Position		Name
Chairman	:	Mr. Sumet Jiaravanon
Executive Chairman	:	Mr. Dhanin Chearavanont
Executive Vice Chairmen	:	Mr. Thanakorn Seriburi
		Mr. Meth Jiaravanont
		Mr. Anan Athigapanich
Chief Executive Officer	:	Mr. Damrongdej Chalongphuntarat
Chief Financial Officer	:	Mr. Robert Ping-Hsien Ho
Chief Operating Officer	:	Mr. Bai Shanlin
Executive Directors	:	Mr. Soopakij Chearavanont
		Mr. Nopadol Chiaravanont
		Mr. Benjamin Jiaravanon
		Mr. Narong Chearavanont
Independent Non-Executive Directors	:	Mr. Kowit Wattana
		Mr. Sombat Deo-isres
		Mr. Ma Chiu Cheung, Andrew

The attributes, skills and expertise among the existing directors have a balance and mix of core competencies in areas such as accounting and finance, legal, business and management, agri-business operations and marketing strategies.

The INEDs meet the requirements of independence under the Listing Rules so that there is sufficient element of independence in the Board to exercise independent judgements. The Board considers that all of the INEDs are independent and has received from each of them the confirmation of independence as required by the Listing Rules.

The INEDs have the same duties of care and skill and fiduciary duties as the executive directors. They are expressly identified as such in all corporate communications that disclose the names of directors of the Company. The functions of INEDs include, but not limited to :

- participating in Board meetings to bring an independent judgement to bear on issues of corporate strategy, corporate performance, accountability, resources, key appointments and standard of conducts;
- taking the lead where potential conflicts of interests arise;
- serving and active participating on committees, if invited;
- attending general meetings of the Company and developing a balanced understanding of the views of shareholders; and
- scrutinising the Group's performance in achieving agreed corporate goals and objectives and monitoring the reporting of performance.

A. DIRECTORS (continued)

Board Composition (continued)

The Company deviated from compliance with rule 3.10(1) that every listed company must include at least three INEDs subsequent to the resignation of Mr. Chidchai Vanasatidya on 8th March, 2005. The Stock Exchange was duly informed and the Board endeavoured to select, assess the independence and recommend Mr. Kowit Wattana as an INED to fill the vacancy within three months to meet the requirement as set out in rule 3.11.

Chairman and Chief Executive Officer

Mr. Dhanin Chearavanont held both the positions as Chairman and CEO of the Company. To comply with the CG Code, the roles of Chairman and CEO have been separated since September 2005 and the positions are held by separate individuals with a view to maintain an effective segregation of duties between management of the Board and the day-to-day management of the Group's business. There is no financial, business, family or other material/relevant relationship between the Chairman and CEO.

The Board has re-designated Mr. Sumet Jiaravanon as Chairman and Mr. Dhanin Chearavanont as Executive Chairman, who are brothers, for providing leadership to the Board so that the Board works effectively and discharges its responsibilities and that all key and appropriate issues are discussed by the Board in a timely manner.

The Board has appointed Mr. Damrongdej Chalongphuntarat as CEO, who has executive responsibilities over the business directions and operational decisions of the management and performance of the Group.

The Chairman also seeks to ensure that all directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

Appointment, Re-election and Removal

Appointment of new directors is a matter for consideration by the Board. It reviews the profiles of the candidates and makes recommendations on the appointment, re-election and retirement of directors. During the year, six directors and three INEDs resigned from their positions in March and September for personal reasons and/or to make room for younger blood in the Company's management. Three directors were re-designated, nine directors and three INEDs were appointed by the Board.

A special resolution was passed on 30th November, 2005 at a special general meeting to amend the Bye-Laws of the Company to provide that (1) any directors appointed by the Board to fill a casual vacancy shall be subject to re-election by shareholders at the first general meeting after their appointment rather than at the next following annual general meeting ("AGM") after their appointment; and (2) one-third of the directors who have been longest in office since their last election or re-election are subject to retirement by rotation at least once every three years. The new directors shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting. All retiring directors are eligible for re-election.

A. DIRECTORS (continued)

Appointment, Re-election and Removal (continued)

The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each AGM. In order to comply with the CG Code, Mr. Dhanin Chearavanont, the Executive Chairman, voluntarily retires by rotation in such manner and at such frequency as the Bye-Laws of the Company may provide.

Newly appointed director(s) of the Company will receive induction and reference materials to enable him/them to familiarise with the Group's history, mission, business operations and the Company's policies. Each director is briefed and updated to ensure that he has a proper understanding of the operations and business of the Group and that he is fully aware of his responsibilities of the latest changes under statute and common law, the Listing Rules, Companies Ordinance, Securities and Futures Ordinance, applicable legal and other regulatory requirements and the governance policies of the Company. Every new director received a "Memorandum on the Duties and Responsibilities of Directors of a Company Listed on the Main Board of The Stock Exchange of Hong Kong Limited" prepared by the Group's external lawyers setting out guidelines on statutory and regulatory requirements.

The INEDs are appointed for a fixed term of one year and are subject to retirement by rotation and re-election by shareholders at general meeting in accordance with the Company's Bye-Laws.

The names and biographical details of the directors who will offer themselves for election or re-election at the general meeting are set out in the relating circular accompanying the notice of meeting, to assist shareholders in making an informed decision on their elections.

Every director shall ensure that he can contribute sufficient time and effort to the corporate affairs of the Company once he accepts the appointment.

Committees

The Board has established an Executive Board Committee ("EBC") and a Remuneration Committee ("RC") in September 2005 with written terms of reference to enable such committees to discharge their functions properly.

Executive Board Committee

The EBC consists of Messrs. Dhanin Chearavanont (Chairman), Thanakorn Seriburi, Meth Jiaravanont, Anan Athigapanich, Damrongdej Chalongphuntarat, Robert Ping-Hsien Ho and Bai Shanlin.

The EBC meets as and when required to oversee the day-to-day management of the Group.

All resolutions or recommendations approved by the EBC will be reported to the Board, unless there are legal or regulatory restriction.



A. DIRECTORS (continued)

Remuneration Committee

The RC consists of Messrs. Dhanin Chearavanont (Chairman), Meth Jiaravanont, Kowit Wattana (INED), Sombat Deo-isres (INED) and Ma Chiu Cheung, Andrew (INED).

The principal functions of the RC include:

- recommending the Board on the Company's policies and structure for the remuneration of the directors and senior management of the Group;
- determining the remuneration packages of all executive directors and senior management;
- reviewing and approving compensation to directors and senior management in connection with any loss or termination of their office or appointment; and
- ensuring no director or any of his associates is involved in deciding his own remuneration.



The RC held a meeting in late December, 2005 to discuss and review the remuneration policy and package for directors. The emoluments of directors are determined by reference to the experiences, responsibilities, employment conditions and time-commitment in the Group's affairs and performance of each director as well as salaries paid by comparable companies and the prevailing market conditions. The Company has adopted a share option scheme as early as 10th April, 1992, which serves as an incentive to attract, retain and motivate talented eligible staff, including the directors. Members of the RC, however, do not participate in the determination of their own remuneration. Details of the directors' emoluments are set out in note 12 to the financial statements.

The RC consults the Chairman and CEO about its proposals relating to the remuneration of other executive directors and has access to professional advice if it considers necessary. The Company provides sufficient resources to RC to discharge its duties.

The terms of reference of the RC is available from the Company Secretary on request and is posted on the Company's website.

Audit Committee

The Audit Committee ("AC") was established on 28th January, 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants). The AC consists of three INEDs, Messrs. Ma Chiu Cheung, Andrew (Chairman), Kowit Wattana and Sombat Deo-isres, who together have sufficient accounting and financial management expertise, legal and business experience to discharge their duties. In accordance with the provisions of the CG Code, the terms of reference of the AC were revised on 30th March, 2005 in terms substantially the same as the provisions set out in the CG Code.

A. DIRECTORS (continued)

Audit Committee (continued)

The Company provides sufficient resources to the AC for discharging the duties. The duties and responsibilities are set out clearly in the terms of reference which includes :

- considering and recommending the appointment, re-appointment and removal of external auditors;
- approving the remuneration and terms of engagement of external auditors, any questions of resignation or dismissal of the auditors;
- reviewing and monitoring the external auditors' independency, discussing the nature and scope of the audit and reporting obligations before the audit commences;
- monitoring integrity of financial statements and reviewing the interim and annual financial statements and reports before submission to the Board;
- reviewing the Group's financial controls, internal control and risk management systems;
- considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response; and
- reviewing the external auditors' management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response and ensuring that the Board will provide a timely response to the issues raised.

The AC met three times during the year 2005 and performed the following work :

- Reviewed and discussed with management and the external auditors regarding the financial statements for the year ended 31st December, 2004 and management letter;
- Reviewed with management the unaudited interim financial statement for the six months ended 30th June, 2005;
- Reviewed the findings and recommendations of the internal audit department on the operations and performance of Group;
- Reviewed the effectiveness of internal control system;
- Reviewed the external auditors' statutory audit plan and engagement letter; and
- Recommended to the Board, for the approval by shareholders, of the re-appointment of the auditors.

Minutes of AC are kept by the Company Secretary. Draft and final versions of minutes have been sent to all members of the AC within a reasonable time after the meeting for their comments and records respectively.

The terms of reference of the AC is available from the Company Secretary on request and is posted on the Company's website.



A. DIRECTORS (continued)

BOARD AND COMMITTEE ATTENDANCE

The Board held four regular meetings in 2005. Details of the attendance of individual director at Board meetings and committee meetings during 2005 are set out below :

Directors	No. of meetings attended/held Board	Remuneration Committee	Audit Committee
Executive Directors			
Mr. Sumet Jiaravanon	2/4	–	–
Mr. Dhanin Chearavanont	4/4	1/1	–
Mr. Thanakorn Seriburi	2/4	–	–
Mr. Meth Jiaravanont (appointed on 13th September, 2005)	1/2	0/1	–
Mr. Anan Athigapanich (appointed on 13th September, 2005)	1/2	–	–
Mr. Damrongdej Chalongphuntarat (appointed on 13th September, 2005)	2/2	–	–
Mr. Robert Ping-Hsien Ho (appointed on 13th September, 2005)	2/2	–	–
Mr. Bai Shanlin (appointed on 13th September, 2005)	2/2	–	–
Mr. Soopakij Chearavanont (appointed on 13th September, 2005)	1/2	–	–
Mr. Nopadol Chiaravanont (appointed on 13th September, 2005)	1/2	–	–
Mr. Benjamin Jiaravanon (appointed on 13th September, 2005)	0/2	–	–
Mr. Narong Chearavanont (appointed on 13th September, 2005)	0/2	–	–
Mr. Jaran Chiaravanont (resigned on 13th September, 2005)	0/3	–	–
Mr. Montri Jiaravanont (resigned on 13th September, 2005)	1/3	–	–
Mr. Prasert Poongkumarn (resigned on 13th September, 2005)	2/3	–	–
Mr. Min Tieanworn (resigned on 13th September, 2005)	1/3	–	–
Mr. Thirayut Phitya-Isarakul (resigned on 13th September, 2005)	3/3	–	–
Mr. Veeravat Kanchanadul (resigned on 13th September, 2005)	2/3	–	–
Independent Non-Executive Directors			
Mr. Kowit Wattana (appointed on 7th June, 2005)	1/2	1/1	1/2
Mr. Sombat Deo-isres (appointed on 30th September, 2005)	1/1	1/1	1/1
Mr. Ma Chiu Cheung, Andrew (appointed on 30th September, 2005)	1/1	1/1	1/1
Mr. Chidchai Vanasatidya (resigned on 8th March, 2005)	1/1	–	–
Mr. Budiman Elkana (resigned on 30th September, 2005)	1/3	–	2/2
Mr. Cheung Koon Yuet, Peter (resigned on 30th September, 2005)	3/3	–	2/2
No. of meetings	4	1	3



A. DIRECTORS (continued)

BOARD AND COMMITTEE ATTENDANCE (continued)

Messrs. Jaran Chiaravanont, Montri Jiaravanont, Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Mr. Montri Jiaravanont is the father of Mr. Meth Jiaravanont. Mr. Jaran Chiaravanont is the father of Mr. Nopadol Chiaravanont. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Messrs. Thirayut Phitya-Isarakul and Thanakorn Seriburi are also brothers. Save as disclosed above, there are no family relationships among members of the Board.

SECURITIES TRANSACTIONS BY DIRECTORS AND EMPLOYEES

The Company has adopted the model code for securities transactions by directors of listed issuers as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry of all directors, they confirmed that they have fully complied with the required standards set out in the Model Code throughout the year ended 31st December, 2005.

The Company has also adopted a code of conduct regarding securities transactions for all employees (the "Code") on terms no less exacting than the Model Code. Officers/employees as defined in the Code who is deemed to be in possession of unpublished price-sensitive or confidential information in relation to the Company or its shares are required to prohibit from dealing in the shares of the Company.

B. ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board acknowledges its responsibility for preparing the accounts which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis, with supporting assumptions or qualifications as necessary. The directors have also ensure the timely publication of the financial statements of the Group.

The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved.

The Board endeavours to ensure a balanced, clear and understandable assessment of the Group's position and prospects to extend the Group's financial reporting including annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements and application accounting standards.



B. ACCOUNTABILITY AND AUDIT (continued)

Internal Controls

The Board is responsible for managing business and operational risks and maintaining a proper and effective system of internal control to safeguard the shareholders' investment and the Group's assets.

The directors conducted annual review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls, and risk management functions.

The Group maintain a centralised cash management system for the Group's treasury function to oversee the Group's investment, lending and borrowing activities.

The Group has established guidelines and procedures for the approval and control of expenditure. Operating expenditures are subject to the overall budget control and are controlled by each business with approval levels for such expenditures being set by reference to each executive's and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment.

Auditors' Remuneration

During the year under review, the remuneration paid to the Group's external auditors, Messrs. Ernst & Young is set out as follows :

	Fee Paid / Payable
	2005 (US$'000)
Audit Services	639
Taxation Advisory Services	3
Other Advisory Services	36

C. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company aims to provide its shareholders with high standards of disclosure and financial transparency through the publication of annual and interim reports, press announcements and circulars made through the Company's and Stock Exchange's websites.

The annual general meeting or other general meetings provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board as well as the Chairmen of AC and RC, or in their absence, members of the committees or senior management of the Company should be available to answer the shareholders' questions. The Chairman of the independent board committee should also attend the general meetings for approving a connected transaction or any transaction that is subject to independent shareholders' approval.

C. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS (continued)

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual directors.

Details of the poll voting procedures and rights of shareholders to demand a poll are included in circular convening a general meeting despatching to the shareholders of the Company. The Chairman of the meeting should ensure compliance with the voting by poll requirement.

The Company should count all proxy votes, and except where a poll is required, the Chairman of a meeting should indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. The Company should ensure that votes cast are properly counted and records.

The Chairman of the meeting should at the commencement of the meeting ensure that an explanation is provided of (1) the procedure for demanding a poll by shareholders before putting a resolution to the vote on a show of hands; and (2) the detailed procedures for conducting a poll and then answer any questions from shareholders whenever voting by way of a poll is required.

The Company regularly releases latest corporate news of the Group's developments on its website at http://www.cpp.hk. The public are welcome to give comments and make enquiries through the Company's website.



BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Sumet Jiaravanon, aged 72, has been a Director of the Company since 1988 and is the Chairman of the Company. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and U.S.A.

Mr. Dhanin Chearavanont, aged 67, has been a Director of the Company since 1988 and is the Executive Chairman of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and U.S.A.

Mr. Thanakorn Seriburi, aged 61, has been a Director of the Company since 1988 and is the Executive Vice Chairman of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. Mr. Seriburi has been working on investment projects for the Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere.



Mr. Meth Jiaravanont, aged 48, joined the Company as an Executive Vice Chairman and a Director in September 2005. He obtained a Bachelor's degree in Economics from Occidental College, California, U.S.A. and a Master degree in Business Administration from New York University, U.S.A. Mr. Jiaravanont has extensive experience in investment, finance, banking and strategic business in Asia and U.S.A.

Mr. Anan Athigapanich, aged 54, joined the Company as an Executive Vice Chairman and a Director in September 2005. He graduated from Bangpar University in Agricultural Science and obtained an advanced degree in Agriculture, Sukhothai Thammatirat University, Bangkok, Thailand. Mr. Athigapanich is also the Vice Chairman of the Group's Agro-Industry Business in the PRC. He has extensive experience in agribusiness operation.

Mr. Damrongdej Chalongphuntarat, aged 54, joined the Company as the Chief Executive Officer and a Director in September 2005. He obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat is also the Vice Chairman of the Group's Agro-Industry Business in the PRC. He has extensive experience in agribusiness operations.

Mr. Robert Ping-Hsien Ho, aged 57, joined the Company as the Chief Financial Officer and a Director in September 2005. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University. Mr. Ho has extensive experience in management and finance.

Mr. Bai Shanlin, aged 47, joined the Company as the Chief Operating Officer and a Director in September 2005. He obtained the Governmental Exchange Specialist in Agriculture Management from the Australian Ministry of Foreign Affairs, a Specialist Certificate in Livestock Management in the PRC and a Professional Diploma in Animal Science, Gansu College of Animal Husbandry. Mr. Bai is also the Vice Chairman of the Group's Agro-Industry Business in the PRC. He has extensive experience in agribusiness operations.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Soopakij Chearavanont, aged 42, joined the Company as an Executive Director in September 2005. He obtained a Bachelor of Science degree from New York University, U.S.A. and has extensive multinational, investment and management experience in various industries.

Mr. Nopadol Chiaravanont, aged 45, joined the Company as an Executive Director in September 2005. He obtained a Bachelor's degree from The Virginia Intermont College in U.S.A. and has extensive experience in business management.

Mr. Benjamin Jiaravanon, aged 35, joined the Company as an Executive Director in September 2005. He obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in U.S.A. and has extensive experience in business management.

Mr. Narong Chearavanont, aged 41, joined the Company as an Executive Director in September 2005. He obtained a Bachelor of Science degree from New York University, U.S.A., majoring in Business Administration. Mr. Chearavanont has extensive experience in the retail and trading industries.

Mr. Kowit Wattana, aged 59, joined the Company as an Independent Non-Executive Director and a member of the Audit Committee in June 2005. He obtained a Bachelor of Public Administration (Political Science) from Police Cadet Academy. He has held various senior positions with the Royal Thai Police. He is currently the Police Commissioner-General of the Royal Thai Police.

Mr. Sombat Deo-isres, aged 65, joined the Company as an Independent Non-Executive Director and a member of the Audit Committee in September 2005. He obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. He has held various senior positions with the Thai judiciary. He is currently a Senior Judge of the Criminal Court of Thailand.

Mr. Ma Chiu Cheung, Andrew, aged 64, joined the Company as an Independent Non-Executive Director and the Chairman of the Audit Committee in September 2005. He obtained a Bachelor's degree, majoring in Economics from the London School of Economics and Political Science, University of London, United Kingdom. He has over 30 years of experience in accounting and finance. Mr. Ma is a Certified Public Accountant (Practising) in Hong Kong and a Fellow of the Institute of Chartered Accountants in England & Wales, The Hong Kong Institute of Certified Public Accountants, The Taxation Institute of Hong Kong and The Hong Kong Institute of Directors.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Save as disclosed above, there are no family relationships between any director or senior management of the Company.

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly controlled entities and associates of the Company are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31st December, 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 44 to 139.

The directors do not recommend the payment of any dividend in respect of the year (2004: Nil).

SUMMARY FINANCIAL INFORMATION

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2005, as extracted from the published audited financial statements, are as follows:

	2005	2004	2003	2002	2001
	US$'000	US$'000	US$'000	US$'000	US$'000
Total assets	**925,370**	897,058	1,020,778	1,109,076	1,081,488
Total liabilities	**774,141**	794,238	871,381	875,980	933,287
Minority interests	**55,106**	51,672	49,023	81,497	79,581
Shareholders' equity	**96,123**	51,148	100,374	151,599	68,620
	925,370	897,058	1,020,778	1,109,076	1,081,488
Profit/(loss) for the year from ordinary activities attributable to equity holders of the Company	**4,825**	(62,386)	(62,758)	92,602	(10,298)

The above summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 18 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 19 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options are set out in note 35 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 36 to the financial statements and in the summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

During the year, the credit of approximately US$86,339,000 arising from the capital reduction was applied to the contributed surplus of the Company, where, together with the contributed surplus brought forward from prior years of US$6,093,000, was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company.

In addition, the Company's share premium account in the amount of US$73,897,000 (2004: US$51,210,000) may be distributed in the form of fully paid bonus shares.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$1,334,000 (2004: US$233,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively. Shanghai Lotus Supermarket Chain Store Co., Ltd., ("Shanghai Lotus") is a subsidiary of C.P. Seven Eleven Public Company Limited ("CP Seven Eleven") which is an associate of the controlling shareholders of the Company, and therefore a connected person of the Company as defined under Rule 14A.11 of the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange of Hong Kong Limited ("Stock Exchange"), is one of the five largest customers of the Group referred to above.

Saved as disclosed above, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

REPORT OF THE DIRECTORS

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Sumet Jiaravanon	
Mr. Dhanin Chearavanont	
Mr. Thanakorn Seriburi	
Mr. Meth Jiaravanont	(appointed on 13th September, 2005)
Mr. Anan Athigapanich	(appointed on 13th September, 2005)
Mr. Damrongdej Chalongphuntarat	(appointed on 13th September, 2005)
Mr. Robert Ping-Hsien Ho	(appointed on 13th September, 2005)
Mr. Bai Shanlin	(appointed on 13th September, 2005)
Mr. Soopakij Chearavanont	(appointed on 13th September, 2005)
Mr. Nopadol Chiaravanont	(appointed on 13th September, 2005)
Mr. Benjamin Jiaravanon	(appointed on 13th September, 2005)
Mr. Narong Chearavanont	(appointed on 13th September, 2005)
Mr. Jaran Chiaravanont	(resigned on 13th September, 2005)
Mr. Montri Jiaravanont	(resigned on 13th September, 2005)
Mr. Prasert Poongkumarn	(resigned on 13th September, 2005)
Mr. Min Tieanworn	(resigned on 13th September, 2005)
Mr. Thirayut Phitya-Isarakul	(resigned on 13th September, 2005)
Mr. Veeravat Kanchanadul	(resigned on 13th September, 2005)

Independent non-executive directors:

Mr. Kowit Wattana	(appointed on 7th June, 2005)
Mr. Sombat Deo-isres	(appointed on 30th September, 2005)
Mr. Ma Chiu Cheung, Andrew	(appointed on 30th September, 2005)
Mr. Chidchai Vanasatidya	(resigned on 8th March, 2005)
Mr. Budiman Elkana	(resigned on 30th September, 2005)
Mr. Cheung Koon Yuet, Peter	(resigned on 30th September, 2005)

In accordance with the Company's bye-law 77, Messrs. Meth Jiaravanont, Anan Athigapanich, Damrongdej Chalongphuntarat, Robert Ping-Hsien Ho, Bai Shanlin, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon, Narong Chearavanont, Kowit Wattana, Sombat Deo-isres and Ma Chiu Cheung, Andrew who were appointed by the board in June and September 2005, will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting ("AGM").

In accordance with the Company's bye-law 82, Messrs. Sumet Jiaravanon and Dhanin Chearavanont, will retire and, being eligible, will offer themselves for re-election at the forthcoming AGM.

DIRECTORS (continued)

The independent non-executive directors of the Company are appointed for a term of one year and are subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Company's bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 and that the Company consider such directors to have remained independent.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATIONS

Details of the directors' remunerations are set out in note 12 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS

Details of the directors' interests in contracts are set out in note 42 to the financial statements.

Except as disclosed in note 42, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 31st December, 2005, the interests and short positions of the directors and chief executive in the share capital and underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), were as follows:

(i) *Long positions in shares of the Company:*

	Number of shares held, capacity and nature of interest					
Name of director/ chief executive	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	Percentage of the Company's issued share capital
Mr. Sumet Jiaravanon	1,004,014,695	–	–	–	1,004,014,695	34.74



DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) *Directors' interests in share options granted by the Company:*

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 10th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain directors were granted share options. As at 31st December, 2005, the interests of the directors of the Company in options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

The directors have estimated the values of the share options granted during the year, calculated using the Black-Scholes Option Pricing Model as at the date of grant of the options:

Name of director	Date of grant	Number of share issuable upon exercise of options held as at 31st December, 2005	Price per share to be paid on exercise of options	Theoretical value of share options	Approximate percentage of shareholding
			HK$	*HK$*	%
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	0.3900	4,992,000	0.4429
	3rd May, 2004	12,800,000	0.3900	4,992,000	0.4429
	19th May, 2005	12,000,000	0.3540	4,248,000	0.4153
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	0.3900	4,992,000	0.4429
	3rd May, 2004	12,800,000	0.3900	4,992,000	0.4429
	19th May, 2005	12,000,000	0.3540	4,248,000	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	0.3875	6,781,250	0.6056
	26th February, 2003	21,584,807	0.3900	8,418,075	0.7469
	3rd May, 2004	20,000,000	0.3900	7,800,000	0.6921
	19th May, 2005	21,000,000	0.3540	7,434,000	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	0.3540	7,434,000	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	0.3900	8,418,075	0.7469
	3rd May, 2004	20,000,000	0.3900	7,800,000	0.6921
	19th May, 2005	21,000,000	0.3540	7,434,000	0.7267



DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) *Directors' interests in share options granted by the Company: (continued)*

The Black-Scholes Option Pricing Model is a generally accepted method of valuing options, taking into account the terms and conditions upon which the options were granted. The significant assumptions used in the calculation of the values of the share options were value of option, current price of stock, exercise price of option, length of time to expiration of option and short term risk-free interest rate. The measurement dates used in the valuation calculations were the dates on which the options were granted.

The value of an option varies with different variables of certain subjective assumptions. Any change to the variables used may materially affect the estimation of the fair value of an option.

Save as disclosed above, as at 31st December, 2005, none of the directors and chief executive of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At the balance sheet date, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholders	*Notes*	Capacity and nature of interest	Number of shares held (*Note 1*)	Percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	(2)	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	(3)	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	(3)	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	(4)	Beneficial owner	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	(4)	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	(4)	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Mr. Marc Lasry	(5)	Interest of controlled corporations	147,426,000 (L)	5.10
Ms. Cathy Cohen	(5)	Interest of spouse	147,426,000 (L)	5.10
Avenue Asia Capital Management Genpar LLC	(5)	Interest of controlled corporations	147,426,000 (L)	5.10
Avenue Asia Capital Management, L.P.	(5)	Interest of controlled corporations	147,426,000 (L)	5.10



SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

(4) Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

(5) Avenue Asia Capital Management, L.P. beneficially owned 147,426,000 shares. Avenue Asia Capital Management Genpar LLC has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management, L.P.. Mr. Marc Lasry has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management Genpar LLC. Ms. Cathy Cohen being the spouse of Mr. Marc Lasry is deemed to be interested in Mr. Marc Lasry's interests.

Save as disclosed above, so far as is known to the directors, as at 31st December, 2005, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Comany pursuant to Section 336 of the SFO.

CONNECTED TRANSACTION

During the year, the Group entered into the following transaction and arrangement with connected person (as defined in the Listing Rules) of the Company:

Disposal of certain equity interests in Dong Fang Chia Tai Seed Co. Ltd.

On 21st June, 2005, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), a wholly-owned subsidiary of the Company, entered into an equity transfer contract whereby CT Agro disposed of its whole 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. at a consideration of US$593,000 to Chia Tai Biotech Company Limited, an associate of Mr. Sumet Jiaravanon and a connected person of the Company within the meaning of the Listing Rules. Accordingly, the disposal constituted a connected transaction for the Company. As the applicable percentage ratios of the disposal were below 2.5%, the transaction was subject to the reporting and announcement requirements and was exempted from the independent shareholders' approval under Chapter 14A of the Listing Rules. The relevant details are set out in the Company's announcement dated 21st June, 2005.



CONTINUING CONNECTED TRANSACTIONS

During the year, the Group had the following continuing connected transactions, certain details of which are disclosed in compliance with the requirements of Chapter 14A of the Listing Rules.

Master Supply Agreements with the subsidiaries of Chia Tai Enterprises International Limited ("CTEI")

On 15th February, 2005, the Group entered into a number of master supply agreements with the CTEI Supermarket Subsidiaries, in respect of the supply of merchandise including edible oil, eggs, chicken and processed meat, duck and processed meat. CTEI and its subsidiaries are associates of the controlling shareholder of the Company and therefore are connected persons of the Company within the meaning of the Listing Rules. Accordingly, transactions under relevant master supply agreements constitute continuing connected transactions for the Company under the Listing Rules.

For the continuing connected transactions contemplated under the CTEI continuing connected transaction agreements	**2005 actual amount (HK$'000)**	**2005 annual cap (HK$'000)**	2006 annual cap (HK$'000)	2007 annual cap (HK$'000)
Ningbo Oil Edible Oil Supply (1) Agreement	**2,371**	**8,000**	8,800	9,680
Ningbo Oil Edible Oil Supply (2) Agreement	**2,412**	**8,000**	8,800	9,680
Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement	**2,804**	**8,000**	8,800	9,680
Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement	**1,473**	**3,000**	3,300	3,630
Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement	**2,870**	**6,000**	6,600	7,260
Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement	**1,990**	**4,000**	4,400	4,840

CONTINUING CONNECTED TRANSACTIONS (continued)

Master Supply Agreements with Shanghai Lotus

On 15th February, 2005, the Group also entered into a master supply agreement with Shanghai Lotus for the supply of merchandise including edible oil, chicken and processed meat and duck and processed meat to Shanghai Lotus. Shanghai Lotus is a subsidiary of CP Seven Eleven, which is an associate of the controlling shareholders of the Company, and therefore a connected person of the Company within the meaning of the Listing Rules. Accordingly, transactions under the relevant master supply agreements constitute continuing connected transactions for the Company under the Listing Rules.

For the continuing connected transactions contemplated under the Shanghai Lotus continuing connected transaction agreements	2005 actual amount (HK$'000)	2005 annual cap (HK$'000)	2006 annual cap (HK$'000)	2007 annual cap (HK$'000)
Shanghai Lotus Edible Oil Purchase Agreement	**128,952**	**180,000**	198,000	217,800
Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement	**73,746**	**140,000**	154,000	169,400
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	**36,836**	**50,000***	55,000*	60,500*
Shanghai Lotus Duck and Processed Meat Purchase Agreement	**1,333**	**3,500***	3,850*	4,235*

* Cap amounts had been revised. Details are set out in the Company's announcement dated 5th October, 2005.

CONTINUING CONNECTED TRANSACTIONS (continued)

Pucheng Chia Tai Supply Agreement

On 5th October, 2005, Pucheng Chia Tai Biochemistry Co., Ltd., a subsidiary of the Company, entered into the Pucheng Chia Tai Supply Agreement with C.P. Intertrade Co., Ltd. ("CP Intertrade"). CP Intertrade, through its shareholding in CPI Holding Co., Ltd. ("CPI"), is a substantial shareholder of the Company, and therefore is a connected person of the Company within the meaning of the Listing Rules. Accordingly, transactions under the relevant agreement constitute continuing connected transaction for the Company under the Listing Rules. The agreement was exempted from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The relevant details for all the above transactions are set out in the Company's announcements dated 17th February, 2005 and 5th October, 2005.

The independent non-executive directors of the Company have reviewed the continuing connected transactions set out above and in note 42 to the financial statements and have confirmed that these continuing connected transactions were entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or on terms no less favourable to the Group than terms available to independent third parties; and (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Hainan Chia Tai Animal Husbandry Co. Ltd. Lease Agreement

On 8th August, 2003, Hainan Chia Tai Animal Husbandry Co. Ltd. ("Hainan CTAH"), a subsidiary of the Company, entered into a lease, pursuant to which C.P. Aquaculture (Hainan) Co. Ltd. ("CP (Hainan)") has leased the production facilities situated at Laocheng Development Zone, Chengmai County, Hainan province, the PRC including all plants and machinery located thereon from Hainan CTAH for a term of five years expiring on 10th August, 2008. Messrs. Sumet Jiaravanon, Dhanin Chearavanont, Thanakorn Seriburi and Damrongdei Chalongphuntarat, directors of the Company; and Messrs. Jaran Chiaravanont, Montri Jiaravanont, Prasert Poongkumarn, Min Tieanworn, Thirayut Phitya-Isarakul and Veeravat Kanchanadul, ex-directors of the Company, have beneficial interests in the share capital of Charoen Pokphand Group Company Limited ("CPG"), CP (Hainan), the tenant under the lease, is an indirect investment of CPG.

Because certain directors and ex-directors have beneficial interests in CPG, CPG is a connected person of the Company and CP (Hainan) is regarded as an associate of CPG for Listing Rules purposes. Accordingly, the lease entered into between Hainan CTAH and CP (Hainan) constitutes a continuing connected transaction for the Company under the Listing Rules. In the opinion of the directors, the lease contains normal commercial terms.

DISCLOSURE PURSUANT TO RULE 13.18

Save as disclosed below, the directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 31st December, 2005.

The Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 31st December, 2005, the outstanding amount owing by the Company under the Loan Facility was US$134.4 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) CP Intertrade at all times maintains its shareholding in CPI at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51%. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.

COMPETING INTERESTS

As at 31st December, 2005, the directors were not aware that any of the directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

CORPORATE GOVERNANCE

The Company is committed to achieving high standards of corporate governance. It has applied the principles and complied with most of the code provisions set out in the CG code contained in Appendix 14 of the Listing Rules. Details of compliances are set out in the Corporate Governance Report on pages 17 to 27.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of the Company's directors, the directors have complied with the required standard as set out in the Model Code throughout the accounting period covered by the annual report.



AUDIT COMMITTEE

The Audit Committee comprised the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principal duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met three times during the year. It reviewed the Company's financial statements prior to the finalisation of the interim and final results.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31st December, 2005.

AUDITORS

Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming AGM.

ON BEHALF OF THE BOARD

Robert Ping-Hsien Ho
Director

Hong Kong
31st March, 2006



To the members
C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 44 to 139 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTY RELATING TO THE GOING CONCERN BASIS

As further explained in note 2 to the financial statements, during the year, the Group completed its debts and capital restructuring. Despite the Group having recorded consolidated net current liabilities at the balance sheet date, the financial statements have been prepared on a going concern basis on the basis that the Group will be able to generate sufficient net cash inflows in the future to meet all its obligations when they fall due and the ability of the Group to secure the continued financial support of its bankers.

The financial statements do not include any adjustments that may be necessary should the above expectations not be met. We consider that appropriate disclosures regarding the above fundamental uncertainty have been made in the financial statements and our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
31st March, 2006

CONSOLIDATED INCOME STATEMENT

Year ended 31st December, 2005

	Notes	2005 US$'000	2004 US$'000 (Restated)
REVENUE	7	1,832,764	1,713,036
Cost of sales		(1,631,676)	(1,550,580)
Gross profit		201,088	162,456
Selling and distribution costs		(69,690)	(61,608)
General and administrative expenses		(99,903)	(99,754)
Other income	8	23,615	26,358
Other losses	9	(16,748)	(20,360)
Finance costs	11	(28,607)	(29,252)
Share of profits and losses of:			
Jointly controlled entities	23	5,783	(26,040)
Associates	24	2,393	1,573
PROFIT/(LOSS) BEFORE TAX	10	17,931	(46,627)
Tax	15	(7,505)	(7,741)
PROFIT/(LOSS) FOR THE YEAR		10,426	(54,368)
Attributable to:			
Equity holders of the Company	16	4,825	(62,386)
Minority interests		5,601	8,018
		10,426	(54,368)
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	17		
Basic – for profit/(loss) for the year		US cent 0.182	US cents (2.890)
Diluted – for profit for the year		US cent 0.179	N/A

CONSOLIDATED BALANCE SHEET

31st December, 2005

	Notes	2005 US$'000	2004 US$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	18	452,157	449,174
Investment properties	19	3,185	3,234
Land lease prepayments	20	38,282	38,643
Non-current livestock	21	9,864	4,614
Interests in jointly controlled entities	23	51,432	35,970
Interests in associates	24	28,048	25,806
Available-for-sale investments	25	1,480	1,578
Goodwill	26	2,703	2,703
Deferred tax assets	27	2,404	2,272
Total non-current assets		589,555	563,994
CURRENT ASSETS			
Current livestock	28	17,505	13,140
Inventories	29	163,860	154,330
Accounts receivable, other receivables and deposits	30	64,029	58,311
Bills receivable		175	1,426
Tax recoverable		434	186
Amounts due from related companies	31	10,968	4,822
Cash held in escrow accounts	32	–	9,688
Fixed and pledged deposits		12,890	16,792
Cash and cash equivalents	32	65,954	74,369
Total current assets		335,815	333,064
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	33	193,980	196,457
Bills payable		30,572	27,643
Tax payable		4,540	2,267
Provisions for staff bonuses and welfare benefits		8,893	6,116
Amounts due to related companies	31	10,738	7,819
Interest-bearing bank loans and other loans	34	388,989	526,596
Total current liabilities		637,712	766,898
NET CURRENT LIABILITIES		(301,897)	(433,834)
TOTAL ASSETS LESS CURRENT LIABILITIES		287,658	130,160
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	34	(136,429)	(27,340)
Net assets		151,229	102,820



CONSOLIDATED BALANCE SHEET

31st December, 2005

	Notes	2005 US$'000	2004 US$'000 (Restated)
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	35	**28,898**	107,924
Share premium account	36	**73,897**	51,210
Reserves	36	**(6,672)**	(107,986)
		96,123	51,148
Minority interests	36	**55,106**	51,672
Total equity		**151,229**	102,820

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31st December, 2005

	Notes	2005 US$'000	2004 US$'000 (Restated)
Effect of adopting IFRS 3, derecognition of excess over the cost of business combination as at 1st January, 2004	36	–	8,884
Surplus on revaluation	36	542	3,551
Exchange differences on translation of foreign currency financial statements and exchange realignment	36	3,337	(9)
Net gains not recognised in the income statement		3,879	3,542
Release of reserve upon disposal of a jointly controlled entity	36	–	101
Release of reserves upon disposals of subsidiaries	36	(2,038)	633
Equity-settled share option arrangement	36	8,470	–
Capital contribution by minority interests	36	1,952	2,774
Acquisition of additional interests in a subsidiary	36	(292)	–
Dividends paid to minority interests	36	(3,988)	(8,143)
Net profit/(loss) for the year	36	10,426	(54,368)
Issue of shares, including share premium	*35(ii)*	30,000	–
Total changes in equity		48,409	(46,577)



CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2005

	Note	2005 US$'000	2004 US$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit/(loss) before tax		17,931	(46,627)
Adjustments for:			
Finance costs		28,607	29,252
Share of profits and losses of jointly controlled entities and associates		(8,176)	24,467
Depreciation of items of property, plant and equipment		47,604	53,033
Amortisation of land lease prepayments		1,330	1,195
Interest income		(1,000)	(1,167)
Impairment loss on items of property, plant and equipment		8,264	5,163
Impairment loss on goodwill		–	7,004
Write-back of impairment on jointly controlled entities		(3,674)	–
Impairment loss on available-for-sale investments		109	–
Fair value gain of livestock		(1,149)	–
Loss on disposal of items of property, plant and equipment		483	3,439
Gain on disposal of interests in subsidiaries		(21,270)	(4,574)
Loss/(gain) on disposal of interest in a jointly controlled entity		14	(20,381)
Loss on disposal of short term investments		–	7,580
Change in fair value of investment properties		(4)	613
Provision/(write-back of provision) against inventories		(219)	811
Impairment loss/(write-back of impairment provision) for livestock		170	(55)
Write-back of provision for bad and doubtful debts		(5,310)	(4,256)
Excess over the cost of business combination recognised as income		(192)	–
Equity-settled share option expense	35	8,470	–
Operating profit before working capital changes		71,988	55,497
Working capital adjustments:			
Decrease/(increase) in livestock		(8,636)	2,521
Increase in inventories		(9,311)	(4,980)
Decrease/(increase) in accounts receivable, other receivables and deposits		(604)	55,796
Decrease/(increase) in bills receivable		1,251	(810)
Increase in amounts due from related companies		(6,146)	(31,109)
Decrease in cash held in escrow accounts		9,688	1,987
Increase/(decrease) in accounts payable, other payables and accrued expenses		(3,323)	21,838
Increase/(decrease) in bills payable		2,929	(9,778)
Increase in amounts due to related companies		2,921	23,334
Cash generated from operations		60,757	114,296
Interest paid		(24,947)	(30,046)
Tax paid		(5,612)	(7,045)
Net cash inflow from operating activities		30,198	77,205



CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2005

	Notes	2005 US$'000	2004 US$'000 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of items of property, plant and equipment		(54,734)	(32,717)
Purchases of land lease prepayments		(683)	(2,822)
Purchase of additional interests in jointly controlled entities		–	(4,617)
Acquisition of subsidiaries	*39(a)*	–	806
Disposals of subsidiaries	*39(b)*	(1)	(3,359)
Decrease/(increase) in interests in jointly controlled entities		8,534	(17,519)
Decrease in interests in associates		151	203
Sales proceeds from disposal of items of property, plant and equipment and land lease prepayments		5,977	5,814
Sales proceed from disposal of a jointly controlled entity		593	40,000
Sales proceeds from disposal of listed investments		–	3,710
Dividends received from jointly controlled entities		3,913	8,856
Interest received		1,000	1,167
Net cash outflow from investing activities		(35,250)	(478)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issue of shares		30,000	–
New bank and other borrowings		415,865	212,517
Repayments of bank and other borrowings		(452,519)	(264,321)
Decrease/(increase) in fixed and pledged deposits		3,902	(1,937)
Decrease in minority interests		(2,136)	(5,369)
Net cash outflow from financing activities		(4,888)	(59,110)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,940)	17,617
Effect of exchange rate changes, net		1,525	(8)
Cash and cash equivalents at beginning of year		74,369	56,760
CASH AND CASH EQUIVALENTS AT END OF YEAR		65,954	74,369
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Time deposits		739	1,188
Cash and bank balances		65,215	73,181
		65,954	74,369



BALANCE SHEET

31st December, 2005

	Notes	2005 US$'000	2004 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	18	295	178
Interests in subsidiaries	22	221,557	212,815
Interests in associates	24	–	–
Total non-current assets		221,852	212,993
CURRENT ASSETS			
Other receivables and deposits		355	298
Cash held in escrow accounts	32	–	9,688
Cash and cash equivalents	32	990	1,291
Total current assets		1,345	11,277
CURRENT LIABILITIES			
Other payables and accrued expenses		2,906	1,861
Interest-bearing bank loans and other loans	34	11,750	171,853
Total current liabilities		14,656	173,714
NET CURRENT LIABILITIES		(13,311)	(162,437)
TOTAL ASSETS LESS CURRENT LIABILITIES		208,541	50,556
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	34	(122,625)	–
Net assets		85,916	50,556
EQUITY			
Issued capital	35	28,898	107,924
Share premium account	36	73,897	51,210
Contributed surplus	36	–	6,093
Share option reserve	36	8,470	–
Accumulated losses	36, 37	(25,349)	(114,671)
Total equity		85,916	50,556

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

NOTES TO FINANCIAL STATEMENTS

31st December, 2005

1. CORPORATE INFORMATION

The consolidated financial statements of the Company for the year ended 31st December, 2005 were authorised for issue in accordance with a resolution of the directors on 31st March, 2006. The Company is a limited liability company incorporated in Bermuda.

The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

During the year, the Group was involved in the following activities:

- feedmill and poultry operations and trading of agricultural products
- manufacture and sale of motorcycles and accessories for automotives through its jointly controlled entities
- property and investment holding

The Group employed approximately 44,000 (2004: 51,000) employees (including 14,000 from jointly controlled entities and associates) as at 31st December, 2005.

2. BASIS OF PRESENTATION

As previously reported, the Company has been conducting discussions with its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders") concerning the indebtedness of the Company and certain subsidiaries, with a view to formulating a consensual debt restructuring proposal (the "Debt Restructuring") by way of capital restructuring, further details of which are included in the public announcement of the Company dated 2nd March, 2005 and in the Company's circular dated 29th March, 2005. On 22nd April, 2005, the debt and the capital restructuring was successfully completed and the financial impact thereof has been reflected in the current year's consolidated financial statements. This principally involved repayments of all the debts to its Lenders and the Group securing a new loan facility of US$140,000,000 (the "New Loan") from certain banks upon the successful completion of the issuance of subscription shares. The New Loan was obtained on 29th April, 2005 and will be repaid in 14 semi-annual installments over 7 years.

Despite the Group having recorded consolidated net current liabilities of US$301,897,000 at the balance sheet date, the financial statements have been prepared on a going concern basis on the basis of the directors' contention that the Group will be able to generate sufficient net cash inflows in the future to meet all its obligations when they fall due and the ability of the Group to secure the financial support of its bankers, including the continued ongoing refinancing of the Group's short term bank loans from its bankers in the PRC.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after 1st January, 2005:

IAS 1:	Presentation of Financial Statements
IAS 16 (Amendment):	Property, Plant and Equipment
IAS 19 (Amendment):	Employee Benefits
IAS 21 (Amendment):	The Effects of Changes in Foreign Exchange Rates
IFRS 2:	Share-based Payment
IFRS 5:	Non-current Assets Held for Sale and Discontinued Operations

Apart from IAS 1 "Presentation of Financial Statements" and IFRS 2 "Share-based Payment", the other changes in accounting policies have no significant impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements as at 31st December, 2005 and 31st December, 2004.

IAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and other disclosures. In addition, in prior periods, the Group's share of tax attributable to associates and jointly controlled entities was presented as a component of the Group's total tax charge/(credit) in the consolidated income statement. Upon the adoption of IAS 1, the Group's share of the post-acquisition results of associates and jointly controlled entities is presented net of the Group's share of tax attributable to associates and jointly controlled entities.

The Group adopted IFRS 2 "Share-based Payment" for the first time for the current year's financial statements:

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of IFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (continued)

The main impact of IFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 5 "Summary of significant accounting policies" below.

The Group has adopted the transitional provisions of IFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees (including directors) on or before 7th November, 2002; and (ii) options granted to employees (including directors) after 7th November, 2002 but which had vested before 1st January, 2005.

As the Group's employee share options which were granted during the period from 7th November, 2002 to 31st December, 2004 were all vested as at 1st January, 2005, the adoption of IFRS 2 has had no impact on the retained profits as at 31st December, 2003 and at 31st December, 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

The effects of adopting IFRS 2 are summarised in note 35 to the financial statements.

4. IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these IFRSs are effective for annual periods beginning on or after 1st January, 2006:

IAS 1 (Amendment)	Capital Disclosures
IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 & IFRS 4 (Amendments)	Financial Guarantee Contracts
IFRSs 1 & 6 (Amendments)	First-time Adoption of International Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial Instruments: Disclosures
IFRIC-Int 4	Determining whether an Arrangement contains a Lease
IFRIC-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
IFRIC-Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economics
IFRIC-Int 8	Scope of IFRS 2
IFRIC-Int 9	Reassessment of Embedded Derivatives



4. IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs (continued)

(a) IAS 1 (Amendment) – Capital Disclosures
This interpretation shall be applied for annual periods beginning on or after 1st January, 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

(b) IFRIC – Int 4 – Determining whether an Arrangement contains a Lease
This interpretation requires the determination of whether an arrangement is, or contains a lease shall be based on the substance of the arrangement and requires an assessment whether:

(i) fulfillment of the arrangement is dependent on the use of a specific asset or assets; and
(ii) the arrangement conveys a right to use the asset.

(c) IFRS 7 will replace IAS 32 and has modified the disclosure requirements of IAS 32 relating to financial instruments. This IFRS shall be applied for annual periods beginning on or after 1st January, 2007.

In accordance with the amendments to IAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with IAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with IAS 18.

(d) The IAS 19 (Amendment), IAS 39 (Amendment) regarding cash flow hedge accounting of forecast intragroup transactions, IFRSs 1 and 6 (Amendments), IFRS 6, IFRIC-Int 5 and IFRIC-Int 6 do not apply to the activities of the Group. IFRIC-Int 6 shall be applied for annual periods beginning on or after 1st December, 2005.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IASs") and Standing Interpretations Committee Interpretations approved by the International Accounting Standards Committee that remain in effect. They have been prepared under the historical cost convention, except for investment properties, derivative financial instruments, and available-for-sale investments, as further explained below. These financial statements are presented in United States dollars and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December, 2005. The results of subsidiaries are consolidated from dates of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity operating, directly or indirectly, in Mainland China as independent business entities. The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which assets are to be realised upon its dissolution. The profits and losses from operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures (continued)

A joint venture is treated as:

(a) a subsidiary, if the Group, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors;

(b) a jointly controlled entity, if neither the Group, nor its joint venture partners are in a position to exercise unilateral control over the economic activity of the joint venture;

(c) an associate, if the Group holds, directly or indirectly, between 20% and 50% of the joint venture's registered capital for a long term basis and is in a position to exercise significant influence over its management; or

(d) an equity investment, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.



Jointly controlled entities

A jointly controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly controlled entity. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly controlled entities is determined based on the agreed profit sharing ratio.

The Group's share of the post-acquisition results and reserves of jointly controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets and goodwill recorded in the associates' own financial statements less any impairment losses.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the consolidation of subsidiaries, and on the acquisition of jointly controlled entities and associates represents the excess of the purchase consideration paid for subsidiaries, jointly controlled entities and associates over the fair values ascribed to their net assets and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.



Excess over the cost of business combination (previously referred to as "negative goodwill")

On the acquisition of subsidiaries, jointly controlled entities and associates, if the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities of an entity being acquired as at the date of acquisition over the cost of the acquisition, the Group shall reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities of that entity and the measurement of the cost of the business combination, and recognise immediately in the consolidated income statement any excess remaining after that reassessment.

The carrying amount of negative goodwill resulted from the business combination before 31st March, 2004 has been derecognised, with a corresponding adjustment to the opening balance of accumulated losses.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives.



5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(b) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

(c) Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the PRC, which require that depreciation to be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. Residual value represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – $4^{1}/_{2}$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – $33^{1}/_{3}$%
Motor vehicles and transport facilities	9% – $33^{1}/_{3}$%

The above principal annual rates used are adopted based on the PRC accounting principles and the rates are not materially different to those under IASs.

The rights to the use of sites in Mainland China are amortised over the period of the rights.

(d) Construction in progress

Construction in progress represents the costs incurred in connection with the construction of silos, factories, warehouses and farms, and hatchery facilities. Interest on bank loans used to finance construction costs is capitalised in construction in progress. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the period in which they are incurred.



5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties or inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

Investments and other financial assets

Applicable to the year ended 31st December, 2004:

Available-for-sale financial assets

Listed and unlisted investments held on a long term basis are stated at estimated fair value. The gains or losses arising from changes in the value of the investments are credited or charged to the income statement for the period in which they arise.

The results of investee companies are included only to the extent of dividends received and receivable.



5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Applicable to the year ended 31st December, 2005:

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

The fair values of financial instruments are determined as described in note 43 to the financial statements.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

Applicable to the year ended 31st December, 2005:

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in income statement.



The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in income statement, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through income statement.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets

Applicable to the year ended 31st December, 2005:

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Derecognition of financial liabilities

Applicable to the year ended 31st December, 2005:

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.



Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the income statement, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on the straight-line basis over the lease term.

Group as a lessor

Leases where the Group retains substantially all the risks and benefits of ownership of assets are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Foreign currencies

The financial statements are prepared in United States Dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the functional currency rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 25% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions

The company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using Black-Scholes Option Pricing Model, further details of which are given in note 35. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7th November, 2002 that had not vested on 1st January, 2005 and to those granted on or after 1st January, 2005.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Land lease prepayments

Land lease prepayments represent land use rights paid to the PRC's governmental authorisities. Land lease prepayments are carried at cost less impairment losses and are charged to the income statement on a straight-line basis over the respective periods of the rights.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms; and

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.



5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including time deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31st December, 2005 was US$452,157,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, using the straight-line method, at rates ranging from 2% to 33 $^{1}/_{3}$% per annum, commencing from the date the equipment is placed into productive use. The estimated useful lives and dates that the Group places the equipment into productive use reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's plant and equipment.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESIMATES (continued)

Provision for impairment loss

The policy for provision for impairment loss, of the Group is based on the evaluation of collectability and the aging analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31st December, 2005 was US$2,703,000 (2004: US$2,703,000).

7. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activities and geographical location of operations is as follows:

	GROUP	
	2005	2004
	US$'000	*US$'000*
By principal activities:		
Sales to/income from external customers:		
Feedmill and poultry operations	**1,832,759**	1,713,032
Investment and property holding	**5**	4
	1,832,764	1,713,036
By geographical location of operations:		
PRC:		
Hong Kong	**5**	4
Mainland China	**1,832,759**	1,713,032
	1,832,764	1,713,036

The above analysis does not include the revenue of the Group's jointly controlled entities and associates, which is summarised in the combined results of jointly controlled entities and associates as set out in notes 23 and 24 to the financial statements, respectively.

8. OTHER INCOME

	Notes	GROUP 2005 US$'000	GROUP 2004 US$'000 (Restated)
Excess over the cost of business combination recognised as income		192	–
Gain on disposal of subsidiaries	*39(b)*	21,270	4,574
Gain on disposal of a jointly controlled entity		–	20,381*
Unrealised gain on revaluation of livestock	*21*	1,149	–
Changes in fair value of investment properties		4	–
Bank interest income		1,000	1,167
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		–	236
		23,615	26,358

* The prior year's gain was related to the disposal of the Group's entire 50% equity interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a total consideration of US$40,000,000.

9. OTHER LOSSES

	Notes	GROUP 2005 US$'000	GROUP 2004 US$'000 (Restated)
Loss on disposal of a jointly controlled entity	*39(c)*	14	–
Loss on disposal of short term investments		–	7,580
Changes in fair value of investment properties		–	613
Impairment loss of items of property, plant and equipment	*18*	8,264	5,163
Impairment loss of goodwill	*26*	–	7,004
Equity-settled share option expense	*35*	8,470	–
		16,748	20,360

10. PROFIT/(LOSS) BEFORE TAX

	Notes	2005 US$'000	2004 US$'000 (Restated)
The Group's profit/(loss) before tax is arrived at after crediting:			
Foreign exchange gains, net		29	–
Rental income			
Gross rental income		617	614
Outgoing expenses		(1)	(1)
		616	613
Write-back of provision for bad and doubtful debts		5,476	4,526
Write-back of inventories to net realisable value		219	–
Write-back of provision for livestock		–	55
and after charging:			
Depreciation	18	47,604	53,033
Amortisation of land lease prepayments	20	1,330	1,195
Provision for bad and doubtful debts		166	271
Write-down of inventories to net realisable value		–	811
Provision for livestock		170	–
Loss on disposal of property, plant and equipment, net		483	3,439
Minimum lease payments under operating leases:			
Land and buildings		5,410	3,777
Plant and machinery		430	440
		5,840	4,217
Auditors' remuneration		639	633
Employee benefits expense (including directors' remuneration – see *note 12*):			
Wages and salaries		102,671	93,287
Equity-settled share option expense	35	8,470	–
Pension fund contributions		4,727	4,289
		115,868	97,576
Impairment of goodwill	26	–	7,004
Foreign exchange losses, net		–	117

11. FINANCE COSTS

	GROUP	
	2005	2004
	US$'000	*US$'000*
Interest expense on:		
Bank loans wholly repayable within five years	22,196	28,773
Bank loans wholly repayable beyond five years	6,162	–
Other loans repayable within five years	249	479
	28,607	29,252

12. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	GROUP	
	2005	2004
	US$'000	*US$'000*
Fees	57	54
Other emoluments:		
Salaries, allowances and benefits in kind	1,284	1,026
Employee share option benefits	6,973	–
Pension scheme contributions	1	–
	8,258	1,026
	8,315	1,080

During the year, certain directors were granted share options, in respect of their services to the Group, under the share option schemes of the Company, further details of which are set out in note 35 to the financial statements. The fair value of such options, which has been expensed to the income statement, was determined as at the date of the grant and was included in the above directors' remuneration disclosures.

12. DIRECTORS' REMUNERATION (continued)

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2005 US$'000	2004 US$'000
Mr. Kowit Wattana	9	–
Mr. Sombat Deo-isres	4	–
Mr. Ma Chiu Cheung, Andrew	4	–
Mr. Chidchai Vanasatidya	–	–
Mr. Budiman Elkana	17	23
Mr. Cheung Koon Yuet, Peter	23	31
	57	54

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

(b) Executive directors

	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Performance related bonuses US$'000	Share option benefits US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
2005						
Mr. Sumet Jiaravanon	–	404	–	429	–	833
Mr. Dhanin Chearavanont	–	167	–	429	–	596
Mr. Thanakorn Seriburi	–	455	–	751	–	1,206
Mr. Meth Jiaravanont	–	35	–	751	–	786
Mr. Anan Athigapanich	–	70	–	–	–	70
Mr. Damrongdej Chalongphuntarat	–	83	–	–	–	83
Mr. Robert Ping-Hsien Ho	–	19	–	751	1	771
Mr. Bai Shanlin	–	51	–	–	–	51
Mr. Soopakij Chearavanont	–	–	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–	–	–
Mr. Jaran Chiaravanont	–	–	–	429	–	429
Mr. Montri Jiaravanont	–	–	–	429	–	429
Mr. Prasert Poongkumarn	–	–	–	751	–	751
Mr. Min Tieanworn	–	–	–	751	–	751
Mr. Thirayut Phitya-Isarakul	–	–	–	751	–	751
Mr. Veeravat Kanchanadul	–	–	–	751	–	751
	–	1,284	–	6,973	1	8,258

12. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2004						
Mr. Jaran Chiaravanont	–	–	–	–	–	–
Mr. Montri Jiaravanont	–	–	–	–	–	–
Mr. Dhanin Chearavanont	–	167	–	–	–	167
Mr. Sumet Jiaravanon	–	404	–	–	–	404
Mr. Prasert Poongkumarn	–	–	–	–	–	–
Mr. Min Tieanworn	–	–	–	–	–	–
Mr. Thirayut Phitya-Isarakul	–	–	–	–	–	–
Mr. Thanakorn Seriburi	–	455	–	–	–	455
Mr. Veeravat Kanchanadul	–	–	–	–	–	–
	–	1,026	–	–	–	1,026

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included five (2004: two) directors, details of whose remuneration are set out in note 12 above. The remuneration of the three non-directors, highest paid employees for the prior year is analysed and as follows:

	GROUP	
	2005	2004
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	–	1,189
Performance related bonuses	–	–
Employee share option benefits	–	–
Pension scheme contributions	–	–
	–	1,189

The number of non-director, highest paid employees whose remuneration fell within the following bands for the prior year is as follows:

	Number of employees	
	2005	2004
US$256,001 – US$321,000 (equivalent to HK$2,000,001 – HK$2,500,000)	–	2
US$641,001 or above (equivalent to HK$5,000,000 or above)	–	1

14. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) The feedmill and poultry segment represents feedmill and poultry operations and trading of agriculture products;

(b) The manufacturing and sale of motorcycle segment represents manufacturing and sales of motorcycles and accessories for automotives through its jointly controlled entities; and

(c) The investment and property segment leases offices owned by the Group and acts as investment holding of group companies.

14. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31st December, 2005 and 2004.

GROUP

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2005				
Segment revenue:				
Total sales	1,969,587	–	69	1,969,656
Intersegment sales	(136,828)	–	(64)	(136,892)
Sales to external customers	1,832,759	–	5	1,832,764
Segment results	52,609	(5,660)	(15,454)	31,495
Other income	22,611	–	4	22,615
Other losses	(8,278)	–	(8,470)	(16,748)
Interest income				1,000
Finance costs				(28,607)
Share of profits and losses of jointly controlled entities	973	4,810	–	5,783
Share of profits and losses of associates	2,393	–	–	2,393
Profit before tax				17,931
Tax				(7,505)
Profit for the year				10,426
2004 (Restated)				
Segment revenue:				
Total sales	1,871,577	–	68	1,871,645
Intersegment sales	(158,545)	–	(64)	(158,609)
Sales to external customers	1,713,032	–	4	1,713,036
Segment results	7,524	(3,469)	(2,961)	1,094
Other income	4,810	20,381	–	25,191
Other losses	(12,167)	–	(8,193)	(20,360)
Interest income				1,167
Finance costs				(29,252)
Share of profits and losses of jointly controlled entities	(29,526)	3,486	–	(26,040)
Share of profits and losses of associates	1,573	–	–	1,573
Loss before tax				(46,627)
Tax				(7,741)
Loss for the year				(54,368)

* These activities were conducted through the Group's jointly controlled entities of its industrial sector.

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

GROUP

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2005				
Interests in jointly controlled entities	10,232	41,200	–	51,432
Interests in associates	28,048	–	–	28,048
Segment assets	812,963	4,167	25,922	843,052
Unallocated assets				2,838
Total assets				925,370
Segment liabilities	236,443	4,556	3,184	244,183
Unallocated liabilities				529,958
Total liabilities				774,141
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	55,314	103	–	55,417
Depreciation and amortisation	48,638	165	131	48,934
Impairment losses	8,264	–	–	8,264
2004				
Interests in jointly controlled entities	(724)	36,694	–	35,970
Interests in associates	25,806	–	–	25,806
Segment assets	791,127	5,634	36,063	832,824
Unallocated assets				2,458
Total assets				897,058
Segment liabilities	247,214	5,475	2,084	254,773
Unallocated liabilities				539,465
Total liabilities				794,238
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	35,160	185	194	35,539
Depreciation and amortisation	54,034	128	66	54,228
Impairment losses	12,112	–	–	12,112

* These activities were conducted through the Group's jointly controlled entities of its industrial sector.

14. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31st December, 2005 and 2004.

GROUP

	Hong Kong (PRC) US$'000	Mainland China (PRC) US$'000	Thailand and Indonesia US$'000	Total US$'000
2005				
Segment revenue:				
Total sales	69	1,969,587	–	1,969,656
Intersegment sales	(64)	(136,828)	–	(136,892)
Sales to external customers	5	1,832,759	–	1,832,764
Segment results	(14,855)	46,350	–	31,495
Other income	4	22,611	–	22,615
Other losses	(8,470)	(8,278)	–	(16,748)
Interest income				1,000
Finance costs				(28,607)
Share of profits and losses of jointly controlled entities	–	5,783	–	5,783
Share of profits and losses of associates	–	2,393	–	2,393
Profit before tax				17,931
Tax				(7,505)
Profit for the year				10,426
2004 (Restated)				
Segment revenue:				
Total sales	68	1,871,577	–	1,871,645
Intersegment sales	(64)	(158,545)	–	(158,609)
Sales to external customers	4	1,713,032	–	1,713,036
Segment results	(5,041)	6,135	–	1,094
Other income	–	25,191	–	25,191
Other losses	(613)	(12,167)	(7,580)	(20,360)
Interest income				1,167
Finance costs				(29,252)
Share of profits and losses of jointly controlled entities	–	(26,040)	–	(26,040)
Share of profits and losses of associates	–	1,573	–	1,573
Loss before tax				(46,627)
Tax				(7,741)
Loss for the year				(54,368)

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

GROUP

	Hong Kong (PRC) US$'000	Mainland China (PRC) US$'000	Thailand and Indonesia US$'000	Total US$'000
2005				
Interests in jointly controlled entities	–	51,432	–	51,432
Interests in associates	–	28,048	–	28,048
Segment assets	14,720	828,332	–	843,052
Unallocated assets				2,838
Total assets				925,370
Segment liabilities	3,184	240,999	–	244,183
Unallocated liabilities				529,958
Total liabilities				774,141
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	–	55,417	–	55,417
Depreciation and amortisation	131	48,803	–	48,934
Impairment losses	–	8,264	–	8,264
2004				
Interests in jointly controlled entities	–	35,970	–	35,970
Interests in associates	–	25,806	–	25,806
Segment assets	24,310	808,514	–	832,824
Unallocated assets				2,458
Total assets				897,058
Segment liabilities	2,084	252,689	–	254,773
Unallocated liabilities				539,465
Total liabilities				794,238
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	194	35,345	–	35,539
Depreciation and amortisation	66	54,162	–	54,228
Impairment losses	–	12,112	–	12,112

15. TAX

	GROUP	
	2005	2004
	US$'000	US$'000 (Restated)
Group:		
Current – Mainland China		
Charge for the year	7,637	7,515
Overprovision in prior years	–	(26)
Deferred *(note 27)*	(132)	252
Total tax charge for the year	7,505	7,741

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2004: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 10% to 33%.

A reconciliation between the provision for profits taxes computed by applying the applicable tax rates to the profit/(loss) before tax and the actual provision for profits taxes is as follows:

	2005	2004
	US$'000	US$'000 (Restated)
Profit/(loss) before tax	17,931	(46,627)
Expected tax charge at the domestic tax rates applicable in the countries concerned, net	1,360	(11,325)
Non-deductible expenses, net	1,922	819
Tax exemptions or reductions	(5,533)	(5,579)
Tax losses of subsidiaries	11,659	20,071
Profits and losses attributable to jointly controlled entities and associates	(1,880)	3,505
Effect of increase in tax rates on temporary differences	(23)	250
Actual tax expense	7,505	7,741

16. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The loss for the year of the Company dealt with in the consolidated income statement amounted to US$3,110,000 (2004: US$48,175,000).

17. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The basic earnings/(loss) per share amount is calculated based on the net profit for the year attributable to ordinary equity holders of the Company of US$4,825,000 (2004: net loss of US$62,386,000), and the weighted average number of ordinary shares of the Company of 2,645,980,786 (2004: 2,158,480,786) shares in issue during the year.

The calculation of diluted earnings per share is based on the net profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of share options which was 47,126,086 shares.

18. PROPERTY, PLANT AND EQUIPMENT

GROUP

	2005							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	9,583	8,516	293,007	492,871	68,062	26,117	11,192	909,348
Additions	-	-	1,174	3,850	3,783	2,351	43,576	54,734
Disposals	-	-	(4,132)	(3,705)	(1,228)	(2,283)	-	(11,348)
Revaluation	411	-	-	-	-	-	-	411
Transfer in/(out)	-	-	3,659	10,681	1,283	284	(15,907)	-
Transfer from investment properties *(note 19)*	97	-	-	-	-	-	-	97
Disposals of subsidiaries *(note 39(b))*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	181	5,667	10,474	1,565	634	1,005	19,526
At end of year	10,091	8,697	299,365	514,083	73,380	27,103	39,866	972,585
Accumulated depreciation and impairment losses:								
At beginning of year	-	2,774	102,828	292,641	42,503	19,428	-	460,174
Depreciation provided during the year *(note 10)*	131	-	12,320	28,871	4,014	2,268	-	47,604
Impairment losses provided during the year *(note 9)*	-	-	3,085	5,053	115	11	-	8,264
Disposals	-	-	(990)	(1,488)	(1,040)	(1,897)	-	(5,415)
Revaluation	(131)	-	-	-	-	-	-	(131)
Disposals of subsidiaries *(note 39(b))*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	59	2,125	6,534	943	454	-	10,115
At end of year	-	2,833	119,358	331,523	46,450	20,264	-	520,428
Net book value:								
At end of year	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

18. PROPERTY, PLANT AND EQUIPMENT (continued)

GROUP

	2004 (Restated)							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	6,030	8,516	290,729	488,502	67,552	27,817	16,278	905,424
Additions	–	–	2,243	4,591	3,609	1,837	20,437	32,717
Disposals	–	–	(5,745)	(8,841)	(2,967)	(3,415)	–	(20,968)
Revaluation	3,634	–	–	–	–	–	–	3,634
Transfer in/(out)	–	–	12,032	13,059	369	63	(25,523)	–
Transfer to investment properties *(note 19)*	(81)	–	–	–	–	–	–	(81)
Acquisition of subsidiaries (note 39(a))	–	–	3,428	2,928	148	56	–	6,560
Disposals of subsidiaries *(note 39(b))*	–	–	(9,680)	(7,368)	(649)	(241)	–	(17,938)
At end of year	9,583	8,516	293,007	492,871	68,062	26,117	11,192	909,348
Accumulated depreciation and impairment losses:								
At beginning of year	–	2,545	92,031	262,867	40,978	19,926	–	418,347
Depreciation provided during the year *(note 10)*	83	229	14,122	32,466	3,954	2,179	–	53,033
Impairment losses provided during the year *(note 9)*	–	–	1,054	4,075	28	6	–	5,163
Disposals	–	–	(2,194)	(5,164)	(2,206)	(2,627)	–	(12,191)
Revaluation	(83)	–	–	–	–	–	–	(83)
Disposals of subsidiaries *(note 39(b))*	–	–	(2,185)	(1,603)	(251)	(56)	–	(4,095)
At end of year	–	2,774	102,828	292,641	42,503	19,428	–	460,174
Net book value:								
At end of year	9,583	5,742	190,179	200,230	25,559	6,689	11,192	449,174

18. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's buildings are analysed as follows:

	Hong Kong	Elsewhere	Total
	US$'000	*US$'000*	*US$'000*
Long term leases	10,091	–	10,091
Medium term leases	–	308,062	308,062
	10,091	308,062	318,153

An analysis of the cost or valuation of property, plant and equipment as at 31st December, 2005 is as follows:

	Valuation	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	10,091	–	10,091
Office premises in Mainland China	8,697	–	8,697
Industrial buildings in Mainland China	–	299,365	299,365
Plant and machinery	–	514,083	514,083
Furniture, fixtures and equipment	–	73,380	73,380
Motor vehicles and transport facilities	–	27,103	27,103
Construction in progress	–	39,866	39,866

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2005.

Had the Group's premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2005 would have been US$1,500,000 (2004: US$1,554,000).

The office premises in Mainland China are held under medium term leases. The properties were revalued by B.I. Appraisals Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31st December, 2005.

Had the Group's premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2005 would have been US$5,513,000 (2004: US$5,742,000).

18. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The industrial buildings in Mainland China are held under medium term leases.

Certain of the Group's buildings and plant and machinery in Mainland China have been pledged as securities for interest-bearing bank loans as further detailed in note 34 to the financial statements.

COMPANY

	Furniture, fixtures and equipment	
	2005	2004
	US$'000	*US$'000*
Cost:		
At beginning of year	730	536
Additions	212	194
At end of year	942	730
Accumulated depreciation:		
At beginning of year	552	486
Provided during the year	95	66
At end of year	647	552
Net book value:		
At end of year	295	178
At beginning of year	178	50

19. INVESTMENT PROPERTIES

		GROUP	
		2005	2004
	Notes	*US$'000*	*US$'000*
Long term leases in Hong Kong,			
at valuation:			
At beginning of year		214	61
Transfers from/(to) owner-occupied property	*18*	(97)	81
Net profit from a fair value adjustment		4	72
At end of year		121	214
Medium term leases in Mainland China,			
at valuation:			
At beginning of year		3,020	3,705
Transfers to owner-occupied property, net		–	(685)
Exchange realignment		44	–
		3,064	3,020
At end of year		3,185	3,234

The investment property in Hong Kong is held under long term leases. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2005.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by B.I. Appraisals Limited, independent professionally qualified surveyors, Hainan Haixin Accountant Affairs Office and Wuhan Zheng Hao Certified Public Accountants, on a depreciated replacement cost basis, at 31st December, 2005.



19. INVESTMENT PROPERTIES (continued)

Details of the investment properties are as follows:

Location	Use
Portions of 21/F., of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Portions of Block 1, 12/F., of Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai Country, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental



20. LAND LEASE PREPAYMENTS

		GROUP	
	Notes	**2005 US$'000**	2004 US$'000
Carrying amount at 1st January		**38,643**	41,049
Additions		**683**	2,822
Disposals		**(527)**	(642)
Acquisition of subsidiaries	*39(a)*	**–**	378
Disposal of subsidiaries	*39(b)*	**–**	(3,769)
Amortisation during the year	*10*	**(1,330)**	(1,195)
Exchange realignment		**813**	–
Carrying amount at 31st December		**38,282**	38,643

The land lease prepayments are held on a medium term basis and are situated in Mainland China.

21. NON-CURRENT LIVESTOCK

	GROUP	
	2005	2004
	US$'000	US$'000
Livestock:		
at fair value	8,350	3,763
at cost	1,514	851
	9,864	4,614
Physical quantity of pigs:	Number of pigs	
Progeny pigs	92,922	48,361
Breeder pigs	17,201	9,817
	110,123	58,178

The Group's non-current livestock comprises progeny and breeder pigs owned by subsidiaries. The progeny pigs are raised for sale. The breeder pigs are held to produce further progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock are:

(i) progeny pigs aged up to 17 weeks are valued at cost as no active or liquid markets exist for these pigs, and

(ii) progeny pigs aged 18 weeks and above and breeder pigs are valued at fair value less estimated point-of-sale costs.

21. NON-CURRENT LIVESTOCK (continued)

	Notes	GROUP 2005 US$'000	GROUP 2004 US$'000
A reconciliation of changes in the carrying amount:			
Carrying amount at 1st January		4,614	4,829
Increase due to purchases/raising		34,889	17,863
Gain arising from changes in fair value less estimated point-of-sale costs, net	8	1,149	–
Decrease due to sales		(30,788)	(18,078)
Carrying amount at 31st December		9,864	4,614



22. INTERESTS IN SUBSIDIARIES

	COMPANY 2005 US$'000	COMPANY 2004 US$'000
Unlisted shares, at cost	61,323	64,280
Due from subsidiaries	321,035	311,646
Due to subsidiaries	(72,401)	(74,711)
	309,957	301,215
Impairment	(88,400)	(88,400)
	221,557	212,815

The amounts due from and to subsidiaries are unsecured, bear interest at LIBOR plus 0.5% per annum (2004: LIBOR plus 0.5% per annum) and have no fixed terms of repayment. The carrying amounts of these amounts due from and to subsidiaries approximate to their fair values.

Particulars of the Company's principal subsidiaries are presented on pages 127 to 137 of the financial statements.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	GROUP	
	2005	2004
	US$'000	US$'000
Unlisted investments:		
Share of net assets	46,149	25,843
Due from jointly controlled entities	17,837	19,684
Due to jointly controlled entities	(10,888)	(4,217)
	53,098	41,310
Impairment	(1,666)	(5,340)
	51,432	35,970

The amounts due from and to jointly controlled entities are unsecured, bear interest at rates ranging from 0% to 7.2% (2004: 0% to 6.7%) and have no fixed terms of repayment. The carrying amounts of these amounts due from and to jointly controlled entities approximate to their fair values.

Particulars of the principal jointly controlled entities are presented on pages 138 to 139 of the financial statements.

A significant number of the Group's interests in jointly controlled entities are Sino-foreign joint ventures established in Mainland China. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements for these jointly controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.



23. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly controlled entities involved in the agribusiness and industrial business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2005 and 2004:

	2005		2004	
	Agribusiness in Mainland China	**Industrial business in Mainland China**	Agribusiness in Mainland China	Industrial business in Mainland China
	US$'000	***US$'000***	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	83,869	42,297	209,278	43,406
Available-for-sale investments	119	1,568	904	175
Long term receivables and other assets	458	323	300	317
Current assets	105,013	118,176	178,033	102,476
Creditors: Amounts falling due within one year	(222,843)	(70,948)	(417,024)	(63,137)
Net current assets/(liabilities)	(117,830)	47,228	(238,991)	39,339
Creditors: Amounts falling due after one year	(3,611)	(10)	(5,958)	(10)
	(36,995)	91,406	(34,467)	83,227
Shareholders' funds	(36,995)	91,412	(34,467)	83,228
Minority interests	–	(6)	–	(1)
	(36,995)	91,406	(34,467)	83,227
Turnover	588,514	258,024	725,119	248,748
Profit/(loss) before tax	(694)	12,583	(87,258)	12,259
Tax	(738)	(1,557)	(258)	(2,680)
Profit/(loss) after tax	(1,432)	11,026	(87,516)	9,579
Minority interests' share of profits and losses	–	–	–	10
Profit/(loss) for the year	(1,432)	11,026	(87,516)	9,589
Group's proportionate share of profits and losses after tax for the year	973	4,810	(29,526)	3,486

The prior year's loss after tax of the agribusiness in Mainland China included a write-off of irrecoverable input value-added tax of approximately US$45,000,000 of a 50% jointly controlled entity (Group's share: US$22,500,000).

24. INTERESTS IN ASSOCIATES

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted investments:				
At cost	–	–	15,000	15,000
Share of net assets	13,274	10,881	–	–
Provision for non-recovery	–	–	(15,000)	(15,000)
	13,274	10,881	–	–
Due from associates	14,774	15,045	14,773	14,773
Due to associates	–	(120)	–	–
Provision for non-recovery	–	–	(14,773)	(14,773)
	28,048	25,806	–	–

The amounts due from and to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and to associates approximate to their fair values.

Particulars of the associates are presented on page 139 of the financial statements.

A significant number of the Group's interests in associates are joint ventures established in Mainland China. Details of the factors affecting the distribution of earnings from these associates are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

24. INTERESTS IN ASSOCIATES (continued)

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agribusiness at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2005 and 2004:

	Agribusiness in Mainland China	
	2005	2004
	US$'000	US$'000
Property, plant and equipment and land lease prepayments	18,048	17,672
Available-for-sale investments	6,665	6,527
Long term receivables and other assets	1,129	1,105
Current assets	36,347	35,590
Creditors: Amounts falling due within one year	(9,964)	(9,756)
Net current assets	26,383	25,834
	52,225	51,138
Shareholders' funds	51,373	50,303
Minority interests	852	835
	52,225	51,138
Turnover	134,841	129,909
Profit before tax	8,670	3,711
Tax	(3,942)	(1,294)
Profit after tax	4,728	2,417
Minority interests' share of profits and losses	59	730
Profit for the year	4,787	3,147
Group's proportionate share of profits and losses after tax for the year	2,393	1,573

25. AVAILABLE-FOR-SALE INVESTMENTS

	GROUP	
	2005	2004
	US$'000	US$'000
Listed investments, at market value	535	524
Unlisted investments, at fair value	945	1,054
	1,480	1,578

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted available-for-sale equity investments have been estimated using a valuation technique based on assumptions that are not supported by observable market prices or rates. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

26. GOODWILL

		GROUP	
		2005	2004
	Notes	US$'000	US$'000
At 1st January, net of accumulated impairment		2,703	2,820
Acquisition of subsidiaries	39(a)	–	6,887
Impairment during the year	9, 10	–	(7,004)
At 31st December, net of accumulated impairment		2,703	2,703

Goodwill acquired through business combinations has been allocated to feedmill and poultry operations. The recoverable amount has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year; and

- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budget year where raw materials are sourced.

27. DEFERRED TAX

Deferred tax assets

	GROUP	
	2005	2004
	US$'000	US$'000
At 1st January	2,272	2,524
Charge/(credit) for the year *(note 15)*:		
Decelerated depreciation for tax purposes	(529)	(6)
Losses available for offset against future taxable profits	1,339	(749)
Other temporary differences	(678)	503
	132	(252)
At 31st December	2,404	2,272

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on the following items:

	GROUP	
	2005	2004
	US$'000	US$'000
Decelerated depreciation for tax purposes	9	538
Losses available for offset against future taxable profits	2,395	1,056
Other temporary differences	–	678
	2,404	2,272

Deferred tax liabilities

Deferred tax has not been provided on the revaluation of the Group's investment properties because, in the opinion of the directors, the disposal of such properties would not result in a tax liability.

At the balance sheet date, the Group had unused tax losses amounting to US$208,179,000 (2004: US$209,311,000) for which a deferred tax asset has not been recognised, as it is not considered probable that taxable profits will be available against which the unused tax assets and unused tax losses can be utilised. The unused tax losses are due to expire within two to five years.

28. CURRENT LIVESTOCK

	GROUP 2005 US$'000	GROUP 2004 US$'000
Breeder chicks	11,072	7,521
Hatchable eggs	2,112	2,807
Day-old chicks	5,285	3,606
	18,469	13,934
Provision for impairment	(964)	(794)
	17,505	13,140

Due to the generally short breeding and raising cycle of the chicks and because an active market does not exist, these livestock are classified as current assets and stated at cost less impairment and a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the current financial year is not presented.

29. INVENTORIES

	GROUP 2005 US$'000	GROUP 2004 US$'000
Raw materials	102,369	97,266
Work in progress	11,924	12,856
Finished goods	56,083	50,943
	170,376	161,065
Provision against inventories	(6,516)	(6,735)
	163,860	154,330

30. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	GROUP	
	2005	2004
	US$'000	US$'000
Less than 90 days	23,675	22,826
91 to 180 days	1,781	936
181 to 360 days	805	1,449
Over 360 days	4,991	4,761
	31,252	29,972
Other receivables and deposits	37,878	38,750
	69,130	68,722
Provision for bad and doubtful debts	(5,101)	(10,411)
	64,029	58,311

31. AMOUNTS DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, non-interest bearing and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of these amounts due from and to related companies approximate to their fair values.

32. CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Time deposits	739	1,188	280	1,188
Cash and bank balances	65,215	82,869	710	9,791
	65,954	84,057	990	10,979
Less: Cash held in escrow accounts*	–	(9,688)	–	(9,688)
	65,954	74,369	990	1,291

* In the prior year, escrow accounts were held in order to settle further claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in Mainland China. The escrow accounts have been utilised upon the success in debts restructuring during the year as detailed in note 2 to the financial statements.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.



33. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	GROUP	
	2005	2004
	US$'000	*US$'000*
Less than 90 days	**85,148**	92,189
91 to 180 days	**5,183**	6,329
181 to 360 days	**1,532**	4,530
Over 360 days	**2,848**	1,863
	94,711	104,911
Other payables and accrued expenses	**99,269**	91,546
	193,980	196,457

Accounts payable are non-interest bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.

34. INTEREST-BEARING BANK LOANS AND OTHER LOANS

	Effective interest rate (%)	Maturity	GROUP 2005 US$'000	GROUP 2004 US$'000	COMPANY 2005 US$'000	COMPANY 2004 US$'000
Current						
Bank loans, secured	4.7% – 8.0%	2006	140,184	172,544	–	–
Bank loans, unsecured	4.7% – 8.4%	2006	243,650	250,517	11,750	68,525
Other short term loans, unsecured	6.0% – 6.1%	2006	5,155	4,333	–	4,126
Floating rate notes, unsecured	3.6% – 4.8%	2005	–	99,202	–	99,202
			388,989	526,596	11,750	171,853
Non-current						
Bank loans, secured	6.7%	2007	3,077	2,410	–	–
Bank loans, unsecured	5.0% – 6.7%	2012	133,352	24,930	122,625	–
			136,429	27,340	122,625	–
			525,418	553,936	134,375	171,853

	GROUP 2005 US$'000	GROUP 2004 US$'000	COMPANY 2005 US$'000	COMPANY 2004 US$'000
Analysed into:				
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	388,989	526,596	11,750	171,853
Of more than one year, but not exceeding two years	25,639	14,920	12,975	–
Of more than two years, but not exceeding five years	63,673	12,420	62,625	–
Of more than five years	47,117	–	47,025	–
	525,418	553,936	134,375	171,853

34. INTEREST-BEARING BANK LOANS AND OTHER LOANS (continued)

Certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with a net book value of US$218,724,000 (2004: US$249,968,000) have been pledged as security for various short and long term bank loans.

Interest on the Group's bank loans is payable at various rates ranging from 4.7% to 8.4% (2004: 2.2% to 7.4%) per annum.

On 28th February, 2001, the Company entered into a formal Group restructuring agreement (the "Agreement") with its lending banks. On 29th March, 2001, a meeting was held by the holders of the floating rate notes and resolved to acknowledge the restructuring. Certain amendments were subsequently made to the Agreement on 23rd October, 2001 relating to an extension of the period of the restructuring by 12 months to 31st December, 2003. On 29th October, 2003, the Group further agreed with the Lenders to extend the debt restructuring schedule to 31st December, 2004. On 14th January, 2005, the Lenders agreed to a Third Amendment Agreement that the repayments of the bank loans and floating rate notes would be extended to 30th April, 2005. Accordingly, the Group's borrowings, including bank loans and floating rate notes were reclassified in accordance with the terms for the year ended 31st December, 2004. On 22nd April, 2005, the debt and capital restructurings were successfully completed and all the outstanding floating rate notes and certain bank loans were fully repaid to the Lenders.



35. SHARE CAPITAL

Shares

	Notes	Number of shares	2005 US$'000	2004 US$'000
Authorised:				
15,000,000,000 ordinary shares of US$0.01 each (2004: 3,000,000,000 ordinary shares of US$0.05 each)	*(i)(b)*		**150,000**	150,000
Issued and fully paid:				
At beginning of year (ordinary shares of US$0.05 each)	*(i)(a)*	2,158,480,786	**107,924**	107,924
Capital reduction	*(i)(c)*	–	**(86,339)**	–
Issue of subscription shares	*(ii)*	731,250,000	**7,313**	–
At end of year (2005: ordinary shares of US$0.01 each; 2004: ordinary shares of US$0.05 each)		2,889,730,786	**28,898**	107,924

35. SHARE CAPITAL (continued)

Shares (continued)

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

(i) On 21st April, 2005, the shareholders approved the share capital of the Company be reorganised in the following manners:

(a) the paid-up capital and nominal value of each issued share was reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued share of the Company;

(b) the authorised but unissued shares be cancelled and the authorised share capital of the Company was increased to the original level by the creation of the requisite number of shares of nominal value US$0.01 each; and

(c) the credit of approximately US$86,339,000 (based on the 2,158,480,786 shares in issue) arising from the capital reduction was applied to the contributed surplus account of the Company, where, together with the contributed surplus brought forward from prior years of US$6,093,000, was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company.

(ii) The Company and Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholder of the Company, entered into a subscription agreement dated 2nd March, 2005 ("Subscription Agreement") for raising new equity by way of the subscription. The subscription shares were issued at a price of HK$0.32 per share for an aggregate consideration of HK$234,000,000 (US$30,000,000). Under the Companies Act of Bermuda, it is not possible for the Company to issue the subscription shares at a price below the par value per share which stands at US$0.05 (approximately HK$0.39) before the capital reorganisation. The implementation of the capital reorganisation will allow the Company to proceed with the subscription.

The capital reorganisation was finalised on 22nd April, 2005. On the same day, the subscription shares were issued and allotted to Worth Access.

Under the Subscription Agreement, the subscription shares were issued with warrants to subscribe for up to an aggregate of 577,940,000 shares. Worth Access has been granted the subscription rights to subscribe 577,940,000 shares under the following conditions:

Exercise Period	Exercise Price
From 22nd April, 2005 to 21st April, 2006	HK$0.45 per share
From 22nd April, 2006 to 21st April, 2007	HK$0.50 per share
From 22nd April, 2007 to 21st April, 2008	HK$0.55 per share

As at the balance sheet date, Worth Access confirmed that they would not exercise the subscription rights in the first exercise period from 22nd April, 2005 to 21st April, 2006 as stipulated under the terms and conditions of the Subscription Agreement.

35. SHARE CAPITAL (continued)

Share option scheme

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives and employees of the Group. The Scheme became effective since 10th April, 1992. On 19th May, 2005, the Company further approved the grant of 236,848,078 share options. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of the offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

35. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the existing Scheme during the year:

Name or category of participant	Number of share options						Date of grant	Exercise period	Exercise price HK$	Share price at the date of grant HK$
	At 1st January, 2005	Granted during the year	Exercised during the year	Expired during the year	Forfeited during the year	At 31st December, 2005				
Directors										
Mr. Sumet Jiaravanon	12,800,000	-	-	-	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	12,800,000	-	-	-	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	12,000,000	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Dhanin Chearavanont	12,800,000	-	-	-	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	12,800,000	-	-	-	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	12,000,000	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Thanakorn Seriburi	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400



35. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the existing Scheme during the year: (continued)

	Number of share options									
Name or category of participant	At 1st January, 2005	Granted during the year	Exercised during the year	Expired during the year	Forfeited during the year	At 31st December, 2005	Date of grant	Exercise period	Exercise price HK$	Share price at the date of grant HK$
Directors (continued)										
Mr. Meth Jiaravanont**	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Robert Ping-Hsien Ho**	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Jaran Chiaravanont*	-	12,000,000	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Montri Jiaravanont*	-	12,000,000	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Prasert Poongkumarn*	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Min Tieanworn*	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400

35. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the existing Scheme during the year: (continued)

Name or category of participant	Number of share options: At 1st January, 2005	Granted during the year	Exercised during the year	Expired during the year	Forfeited during the year	At 31st December, 2005	Date of grant	Exercise period	Exercise price HK$	Share price at the date of grant HK$
Directors (continued)										
Mr. Thirayut Phitya-Isarakul*	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Veeravat Kanchanadul*	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	21,000,000	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	49,248,078	-	-	-	-	49,248,078	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	-	41,848,078	-	-	-	41,848,078	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
	460,896,156	236,848,078	-	-	-	697,744,234				

* The abovementioned directors resigned on 13th September, 2005.

** The abovementioned directors were appointed on 13th September, 2005.

35. SHARE CAPITAL (continued)

Share option scheme (continued)

The Company's share options outstanding as at the balance sheet date were as follows:

Expiry date	Exercise price HK$	Number of shares under the issuable share options
10th August, 2008	0.3875	50,200,000
25th February, 2013	0.3900	215,848,078
2nd May, 2014	0.3900	194,848,078
18th May, 2015	0.3540	236,848,078
		697,744,234

During the year ended 31st December, 2005, total options granted on 19th May, 2005 were 236,848,078. The estimated fair values of the options are US$8,470,000.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31st December, 2005:

Dividend yield (%)	0
Dividend volatility (%)	78.82
Risk-free interest rate (%)	3.69
Expected life of option (year)	10
Share price (HK$)	0.34

The expected volatility was determined by using the historical volatility of the Company's share prices over the previous 363 days and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

At the balance sheet date, the Company had 697,744,234 share options outstanding under the Scheme which represented approximately 24% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 697,744,234 additional ordinary shares and cash proceeds to the Company of approximately HK$263,468,000 (US$33,778,000) before the related issue expenses.

36. RESERVES

GROUP

	Attributable to equity holders of the Company											
	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total US$'000
At 1st January, 2004	51,210	6,093	-	3,496	30,361	24,049	14,641	(31,684)	(105,716)	(7,550)	49,023	41,473
Exchange realignment	-	-	-	-	-	-	-	(9)	-	(9)	-	(9)
Surplus on revaluation	-	-	-	3,551	-	-	-	-	-	3,551	-	3,551
Release upon disposals of subsidiaries *(note 39(b))*	-	-	-	-	-	-	-	633	-	633	-	633
Release upon disposal of a jointly controlled entity	-	-	-	-	-	(4,167)	(5,438)	9,706	-	101	-	101
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	2,774	2,774
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	(8,143)	(8,143)
Transfers from/(to) accumulated losses	-	-	-	-	-	788	134	-	(922)	-	-	-
Effect of adopting IFRS 3	-	-	-	-	-	-	-	-	8,884	8,884	-	8,884
Net loss for the year	-	-	-	-	-	-	-	-	(62,386)	(62,386)	8,018	(54,368)
At 31st December, 2004 and 1st January, 2005	51,210	6,093*	-*	7,047*	30,361*	20,670*	9,337*	(21,354)*	(160,140)*	(56,776)	51,672	(5,104)
Issue of shares *(note 35(ii))*	22,687	-	-	-	-	-	-	-	-	22,687	-	22,687
Exchange realignment	-	-	-	-	-	-	-	3,176	-	3,176	161	3,337
Equity-settled share option arrangements *(note 35)*	-	-	8,470	-	-	-	-	-	-	8,470	-	8,470
Surplus on revaluation	-	-	-	542	-	-	-	-	-	542	-	542
Release upon disposals of subsidiaries *(note 39(b))*	-	-	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
Capital reduction *(note 35(i)(c))*	-	86,339	-	-	-	-	-	-	-	86,339	-	86,339
Contributed surplus utilised *(note 35(i)(c))*	-	(92,432)	-	-	-	-	-	-	92,432	-	-	-
Transfers from/(to) accumulated losses	-	-	-	-	-	868	2,812	-	(3,680)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	(3,988)	(3,988)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	1,952	1,952
Acquisition of additional interests in a subsidiary	-	-	-	-	-	-	-	-	-	-	(292)	(292)
Net profit for the year	-	-	-	-	-	-	-	-	4,825	4,825	5,601	10,426
At 31st December, 2005	73,897	-*	8,470*	7,589*	28,865*	20,862*	10,868*	(16,763)*	(66,563)*	67,225	55,106	122,331

* These reserve accounts comprise the debit reserves of US$6,672,000 (2004: US$107,986,000) in the consolidated balance sheet.



36. RESERVES (continued)

COMPANY

	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2004	51,210	6,093	–	(66,496)	(9,193)
Loss for the year	–	–	–	(48,175)	(48,175)
At 31st December, 2004 and 1st January, 2005	51,210	6,093	–	(114,671)	(57,368)
Issue of shares *(note 35(ii))*	22,687	–	–	–	22,687
Equity-settled share option arrangements *(note 35)*	–	–	8,470	–	8,470
Capital reduction *(note 35(i)(c))*	–	86,339	–	–	86,339
Utilisation for capital reorganisation	–	(92,432)	–	92,432	–
Loss for the year	–	–	–	(3,110)	(3,110)
At 31st December, 2005	73,897	–	8,470	(25,349)	57,018

The contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances. During the year, it was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company under the capital reorganisation as detailed in note 35(i)(c) to the financial statements.

The nature of the expansion and reserve funds is set out in note 37 below.

The capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

37. ACCUMULATED LOSSES

	GROUP	
	2005	2004
	US$'000	*US$'000*
Retained in:		
Company	(25,349)	(114,671)
Reversals of provisions for impairment losses of investments in subsidiaries	88,400	88,400
	63,051	(26,271)
Subsidiaries	(70,669)	(66,748)
Jointly controlled entities	(72,672)	(78,455)
Associates	13,727	11,334
	(66,563)	(160,140)

A significant number of the Group's interests in subsidiaries, jointly controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to income before arriving at a net profit in accordance with IFRSs.

Profit distributions of the PRC joint venture companies are declared and paid in Renminbi ("RMB"). In certain circumstances, if the joint venture has foreign currencies available after meeting its operational needs, the foreign investor in the joint venture may access such foreign currencies for the profit distributions. Otherwise, such distributions to the Group outside Mainland China have to be converted into foreign currencies through an approved exchange centre, a successful arrangement of import substitutions, a compensation trade or other means approved by the relevant authorities. Further details on distributions of RMB earnings are set out in note 38 below.



38. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies, which are dependent on the foreign currency denominated earnings of the joint ventures.

The products of the Company's subsidiaries, jointly controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

In addition, to the extent that foreign currencies are not sufficient to pay distributions, the Group's share of distributions from the PRC subsidiaries, jointly controlled entities and associates have to be converted into foreign currencies through the exchange centre at the prevailing rates. The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly controlled entities and associates of the Company.



39. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT

(a) Acquisition of subsidiaries

	Notes	2005 US$'000	2004 US$'000
Net assets acquired:			
Property, plant and equipment and land lease prepayments	18, 20	–	6,939
Available-for-sale investments		–	5
Interests in jointly controlled entities		–	(4,110)
Inventories		–	1,741
Accounts receivable, other receivables and deposits		–	205
Amounts due from related companies		–	456
Cash and bank balances		–	807
Accounts payable, other payables and accrued expenses		–	(1,294)
Amounts due to related companies		–	(4,657)
Interest-bearing bank loans		–	(6,978)
		–	(6,886)
Goodwill arising from acquisition	26	–	6,887
		–	1
Satisfied by:			
Cash		–	1

An analysis of net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2005 US$'000	2004 US$'000
Cash consideration	–	1
Cash and bank balances acquired	–	(807)
Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	–	(806)

39. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT (continued)

(a) Acquisition of subsidiaries (continued)

From the date of acquisition, the subsidiaries contributed US$1,420,000 profit to the Group for the year ended 31st December, 2004. If the combination had taken place at the beginning of the year 2004, the profit for the Group would have been US$7,812,000 and the revenue from continuing operations would have been US$34,492,000 for the year ended 31st December, 2004.

(b) Disposals of subsidiaries

	Notes	**2005 US$'000**	2004 US$'000
Net assets disposed of:			
Property, plant and equipment and land lease prepayments	18, 20	–	17,612
Interest in a jointly controlled entity		(19,390)	–
Inventories		–	6,763
Accounts receivable, other receivables and deposits		196	6,817
Amounts due from related companies		–	31,636
Bills receivable		–	215
Cash and bank balances		1	4,259
Accounts payable, other payables and accrued expenses		(37)	(21,587)
Amount due to a related company		(2)	(29,275)
Bills payable		–	(145)
Interest-bearing bank loans and other loans		–	(24,235)
		(19,232)	(7,940)
Release of reserves upon disposals	36	(2,038)	633
Transfer to interests in jointly controlled entities		–	3,633
Gain on disposal of subsidiaries	8	21,270	4,574
		–	900
Satisfied by:			
Cash		–	900



39. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT (continued)

(b) Disposals of subsidiaries (continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposals of subsidiaries is as follows:

	2005 US$'000	2004 US$'000
Cash consideration	–	900
Cash and bank balances, disposed of	(1)	(4,259)
Net outflow of cash and cash equivalents in respect of the disposals of subsidiaries	(1)	(3,359)

(c) Disposal of a jointly controlled entity

On 21st June, 2005, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), a wholly-owned subsidiary of the Company, entered into a Sales and Purchase Agreement whereby CT Agro disposed of its whole 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$593,000. The fair value of the net assets shared by the Group at the date of disposal was US$607,000 and resulted a loss on disposal of US$14,000.

40. COMMITMENTS

(i) The Group and the Company had the following commitments at the balance sheet date:

	GROUP		COMPANY	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Authorised, but not contracted for:				
Capital contributions payable to subsidiaries	13,997	16,807	–	–
Machinery and equipment	2,709	1,634	–	–
	16,706	18,441	–	–
Contracted, but not provided for:				
Machinery and equipment	9,817	6,042	–	–
	26,523	24,483	–	–



40. COMMITMENTS (continued)

(i) The Group and the Company had the following commitments at the balance sheet date: (continued)

In addition, the Group's and the Company's share of capital commitments of the jointly controlled entities, which were not included in the above is as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Contracted, but not provided for	157	14	–	–

(ii) Operating lease arrangements – as lessee

(a) At 31st December, 2005, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	1,888	1,794	–	–
In the second to fifth years, inclusive	5,887	5,988	–	–
After five years	14,661	16,626	–	–
	22,436	24,408	–	–
Plant and machinery:				
Within one year	484	431	–	–
In the second to fifth years, inclusive	1,371	1,545	–	–
After five years	1,181	598	–	–
	3,036	2,574	–	–

40. COMMITMENTS (continued)

(ii) Operating lease arrangements – as lessee (continued)

(b) The Group's and the Company's share of operating lease commitments of the jointly controlled entities is as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	72	217	–	–
In the second to fifth years, inclusive	248	565	–	–
After five years	733	2,685	–	–
	1,053	3,467	–	–
Plant and machinery:				
Within one year	–	31	–	–
In the second to fifth years, inclusive	1	125	–	–
After five years	–	799	–	–
	1	955	–	–

(iii) Operating lease arrangements – as lessor

At 31st December, 2005, the Group and the Company had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	299	261	–	–
In the second to fifth years, inclusive	704	851	–	–
After five years	402	493	–	–
	1,405	1,605	–	–
Plant and machinery:				
Within one year	467	457	–	–
In the second to fifth years, inclusive	740	1,181	–	–
	1,207	1,638	–	–

41. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of guarantees at the balance sheet date not provided for in the financial statements are as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	US$'000	*US$'000*	***US$'000***	*US$'000*
Guarantees given to banks in connection with facilities granted to:				
Jointly controlled entities	**7,372**	11,954	**–**	–
Related companies	**–**	1,687	**–**	–
In respect of guarantees given to third parties and discounted bills of exchange	**–**	791	**–**	–
	7,372	14,432	**–**	–

(ii) One of the Group's associates (the "Associate") is being investigated by the Hong Kong Inland Revenue Department (the "IRD") regarding prior years' tax computations of certain of its subsidiaries (the "Subsidiaries"). The IRD has requested further information and explanations from the Subsidiaries. As at the date of signing the financial statements, the IRD has not issued any final assessment.

The management of the Associate strongly believes that the prior years' tax computations of these Subsidiaries were prepared on a proper basis. However, should the IRD's final assessment be against the Subsidiaries and should the Subsidiaries be required to pay additional tax, the directors of the Company, based on current information, believe that the amount of the Group's share of the additional tax ultimately payable, would be immaterial to the Group.

42. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchase transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont and Thanakorn Seriburi, directors of the Company; and Messrs. Jaran Chiaravanont, Montri Jiaravanont, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul and Veeravat Kanchanadul, ex-directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are set out as follows:

		GROUP	
		2005	2004
	Notes	***US$'000***	*US$'000*
Sales of goods to jointly controlled entities and associates	*(i)*	**23,640**	16,930
Sales of goods to related companies	*(i)*	**40,760**	58,852
Purchases of raw materials from jointly controlled entities and associates	*(ii)*	**39,907**	26,923
Purchases of raw materials from related companies	*(ii)*	**1,139**	19,104

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Group paid a technical fee of US$46,154 (2004: Nil) to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, director of the Company, has beneficial interest in the share capital of Dynamic Corporate Services Limited.

42. RELATED PARTY TRANSACTIONS (continued)

(c) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$616,000 (2004: US$610,000) from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(d) On 21st June, 2005, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), a wholly-owned subsidiary of the Company, entered into a Sales and Purchase Agreement whereby CT Agro disposed of its whole 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$593,000 with a loss of approximately US$14,000.

(e) Details of the outstanding balances with related parties are included in note 31 to the financial statements.

(f) Compensation of key management personnel of the Group:

	2005 US$'000	2004 US$'000
Short term employee benefits	3,313	2,499
Employee share option benefits	6,973	–
Total compensation paid to key management personnel	10,286	2,499

The key management personnel of the Group are 17 directors and 5 senior management. Further details of directors' emoluments are included in note 12 to the financial statements.

Apart from sales of goods to jointly controlled entities and associates and purchases of raw materials from jointly controlled entities and associates and related companies in (a) and compensation of key management personnel in (f), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

43. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group is exposed to market risk including, primarily, changes in interest rates and currency exchange rates in connection with its risk management activities. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) *Interest rate risk*

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

43. FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies (continued)

(b) *Concentrations of credit risk*

The Group places its cash deposits with major international banks and financial institutions. This investment policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with trade receivables is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly controlled entities market their products principally to related parties and independent distributors in Mainland China.

(c) *Fair value of financial instruments*

(i) Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 90-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectable amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payable which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable are carried at their fair values because of the immediate or short term maturity of these financial instruments.



43. FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies (continued)

(c) *Fair value of financial instruments (continued)*

(ii) Amounts due from/(to) related companies

Receivables from and payables to related companies are recognised and approximate to their fair values.

(iii) Bank loans

Details of the fair values of bank loans are included in note 34 to the financial statements.

44. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK

The Group is exposed to financial risks arising from the change in cost and supply of feed and the selling price of progeny pigs and chicks and related products, all of which are determined by constantly changing market forces of supply and demand, and other factors. The other factors include environmental regulations, weather conditions and livestock diseases. The Group has little or no control over these conditions and factors.

The Group is subject to risks affecting the frozen food industry, generally, including risks posed by food spoilage and contamination. Specifically, the meat industry is regulated by numerous environmental, health and food safety organisations and regulatory sanctions. The Group has put into place systems to monitor food safety risks throughout all stages of manufacturing and processing to mitigate these risks.

The Group is subject to risks relating to its ability to maintain animal health status. Livestock health problems could adversely impact production and consumer confidence. The Group monitors the health of its livestock on a daily basis and has procedures in place to reduce potential exposure to infectious diseases. Although policies and procedures have been put into place, there is no guarantee that the Group will not be affected by disease epidemics.

The livestock industry is exposed to risks associated with the supply and price of raw materials. The shortage in the supply of raw materials will result in adverse fluctuations in the price of feed and will ultimately increase the Group's production costs.

45. COMPARATIVE AMOUNTS

Due to the adoption of new IASs and IFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified/restated to conform with the current year's presentation and accounting treatment.

46. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 31st March, 2006.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2005	2004	
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80%*	80%*	Investment holding
Advance Motorcyclé Investment Co., Ltd.	US$100	British Virgin Islands	100%*	100%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.	RMB5,785,430	PRC	100%*	100%*	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100%*	100%*	Trading
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Changsha Chia Tai Co., Ltd.	US$4,100,000	PRC	100%*	100%*	Production and sale of animal feeds
Chengdu Chia Tai Company Limited	US$6,300,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Chia Tai (China) Investment Co., Ltd.	US$40,000,000	PRC	100%	100%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66%*	66%*	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.	RMB8,276,500	PRC	100%*	–	Food catering

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Chia Tai Food Product (Shanghai) Co., Ltd.	US$3,000,000	PRC	100%	100%	Sale of agricultural products
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90%*	90%*	Investment holding
Chia Tai Jinxi Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	100%*	95%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100%*	100%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	RMB47,500,000	PRC	100%*	100%*	Production and sale of animal feeds
Chia Tai Yueyang Company Limited	US$9,550,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Chiatai (Wuhu) Co., Ltd.	RMB40,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Chongqing Chia Tai Company Limited	RMB30,000,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Chia Tai (Wuhan) Institute of Life Science	RMB5,000,000	PRC	100%*	100%*	Operation of seeds
Chongqing Shuangqiao Chia Tai Co., Ltd.	RMB10,000,000	PRC	70%*	60%*	Production and sale of animal feeds
Chu Zhou Chia Tai Co., Ltd.	RMB35,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Dalian Chia Tai Enterprise Co., Ltd.	RMB20,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Dun Hua Chia Tai Enterprises Co., Ltd.	RMB25,501,580	PRC	100%*	100%*	Production and sale of animal feeds
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100%	100%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Development Limited	US$1	British Virgin Islands	100%*	100%*	Investment holding
Ek Chor Distribution (Shenyang) Property Company Limited	HK$2	Hong Kong	100%*	100%*	Property investment
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100%*	100%*	Investment holding
Fuzhou Da Fu Company Limited	RMB44,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Ganzhou Chia Tai Co., Ltd.	RMB18,000,000	PRC	80%*	80%*	Production and sale of animal feeds
Grand Great Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Guang An Chia Tai Co., Ltd.	RMB4,500,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	RMB7,000,000	PRC	91%*	91%*	Production and sale of animal feeds
Guide Luck Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Guilin Chia Tai Co., Ltd.	RMB31,000,000	PRC	85%*	85%*	Production and sale of animal feeds

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC	88%*	88%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$4,000,000 and RMB20,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Hangzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Hannick Limited	HK$2	Hong Kong	100%*	100%*	Property investment
Hefei Chia Tai Co., Ltd.	RMB135,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC	80%*	80%*	Production and sale of animal feeds, chickens, processed meat and cereal and oil product
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC	97%*	97%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Huai Hua Chia Tai Co., Ltd.	US$4,587,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huludao Chia Tai Husbandry Co. Ltd.	RMB12,500,000	PRC	100%*	100%*	Production and sale of animal feeds



LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Inner Mongolia Chia Tai Co., Ltd.	US$4,325,000	PRC	100%*#	100%*=	Production and sale of animal feeds
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC	65%*	65%*	Production and sale of animal feeds, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Jiangsu Huai Yin Chia Tai Co., Ltd.	RMB30,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Jinan Chia Tai Company Limited	RMB10,500,000	PRC	65%*	65%*	Production and sale of animal feeds
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Kunming Chia Tai Company Limited	US$6,405,300	PRC	100%*#	100%*=	Production and sale of animal feeds and chickens
Lanzhou Chia Tai Company Limited	RMB35,000,000	PRC	100%*#	100%*=	Production and sale of animal feeds and chickens
Liuzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC	70%*	70%*	Production and sale of animal feeds

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC	80%*	80%*	Production and sale of animal feeds
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC	100%*#	100%*≠	Production and sale of animal feeds and chickens
Nanjing Chia Tai Livestock Co., Ltd.	RMB16,000,000	PRC	100%*	100%*	Production and sale of ducklings
Nanning Chia Tai Animal Husbandry Company Limited	RMB36,008,000	PRC	100%*#	100%*≠	Production and sale of animal feeds and chickens
Nantong Chia Tai Co., Ltd.	US$16,500,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB30,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nantong Chia Tai Tech Feed Co., Ltd.	RMB3,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC	100%*#	100%*≠	Production and sale of animal feeds
Nei Jiang Chia Tai Feed & Poultry Co., Ltd.	US$3,900,000	PRC	70%*	70%*	Production and sale of animal feeds
Ningbo Chia Tai Agriculture Company Limited	RMB35,000,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC	100%*	100%*	Production and sale of cereal and oil products

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	Percentage of equity capital held 2004	Principal activities
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC	70%*	70%*	Production and sale of animal feeds
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB100,000,000	PRC	69%*	69%*	Production and sale of chlortetra
Qingdao Chia Tai Company Limited	US$30,000,000	PRC	100%*	100%*	Production and sale of animal feeds, chickens and processed meat
Qingdao Chia Tai Feed Co., Ltd.	US$3,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Qingdao Taifeng Livestock Technology Co., Ltd.	US$1,000,000	PRC	100%*	100%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC	77%*	77%*	Production and sale of animal feeds, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC	55%*	52%*	Manufacture and distribution of L-Lysine
Shaanxi Chia Tai Co., Ltd.	US$6,124,900	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Shangdong Chia Tai Ling Hua Bio-tech Co., Ltd.	RMB120,000,000	PRC	55%*	52%*	Manufacture and distribution of L-Lysine
Shang Cai Chia Tai Co., Ltd.	RMB33,100,000	PRC	95%*	95%*	Production and sale of animal feeds and chickens
Shanxi Chia Tai Company Limited	US$11,673,200	PRC	60%*	60%*	Production and sale of animal feeds and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Shenyang Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Shenyang Chia Tai Livestock Co., Ltd.	US$5,600,000	PRC	88%*	88%*	Production and sale of animal feeds
Shenyang Chia Tai Poultry Co., Ltd	US$4,690,000	PRC	88%*	88%*	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC	100%*#	100%*=	Production and sale of animal feeds
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Smart Gateway Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Standard Union Limited	HK$1,000,000	Hong Kong	100%*	100%*	Investment holding
Tai Zhou Chia Tai Co., Ltd.	RMB17,500,000	PRC	76%*	76%*	Production and sale of animal feeds
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB48,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$4,211,349	PRC	100%*	100%*	Production and sale of animal feeds
Urumqi Chia Tai Company Limited	RMB34,250,000	PRC	100%*#	100%*=	Production and sale of animal feeds and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC	70%*	70%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100%*	100%*	Property investment
World Home Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Wuhan Chia Tai Co., Ltd.	RMB22,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Wuhan Chia Tai Food Co., Ltd.	RMB81,850,000	PRC	90%*	90%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB10,000,000	PRC	81%*	81%*	Production and sale of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB60,000,000	PRC	85%*	85%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB59,000,000	PRC	96%*	96%*	Production and sale of animal feeds and chickens
Xianghe Chia Tai Co., Ltd.	US$6,900,000	PRC	100%*	100%*	Production and sale of animal feeds and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB10,000,000	PRC	100%*	100%*	Operation of swine farms
Xuzhou Chia Tai Co., Ltd.	RMB16,000,000	PRC	65%*	65%*	Production and sale of animal feeds

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2004	Principal activities
Yi Chang Chia Tai Co., Ltd.	RMB57,000,000	PRC	100%*	100%*	Production and sale of animal feeds and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB11,000,000	PRC	100%*	100%*	Operation of swine farms
Yili Chia Tai Livestock Co., Ltd.	RMB5,000,000	PRC	91%*	91%*	Production and sale of animal feeds
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC	85%*	85%*	Production and sale of animal feeds
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Zhumadian Chia Tai Company Limited	RMB28,060,318	PRC	55%*	55%*	Production and sale of animal feeds
Zhumadian Huazhong Chia Tai Co., Ltd.	RMB72,000,000	PRC	70%*	70%*	Production and sale of chlortetra

Notes:

* Held by subsidiaries.

** Deferred share capital.

" 100% of the share capital is held, but the Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/ registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

JOINTLY CONTROLLED ENTITIES

Details of the principal jointly controlled entities are as follows:

Name of company	Percentage of equity capital held 2005	2004	Principal activities
Beijing Chia Tai Feedmill Limited	33.2%	33.2%	Production and sale of animal feeds
Beijing Chia Tai Livestock Co. Limited	33.2%	33.2%	Production and sale of animal feeds
Beijing Dafa Chia Tai Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds, chickens and processed meat
Beijing Poultry Breeding Company Limited	36.0%	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	50.0%	50.0%	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	50.0%	50.0%	Property investment
Chia Tai Tianjin Livestock Machinery Co., Ltd.	50.0%	–	Investment holding
ECI Metro Investment Co., Ltd.	50.0%	50.0%	Investment holding and trading of machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI – Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI – Metro Machinery Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Henan East Chia Tai Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds and operation of swine farms
Hunan Chia Tai Animal Husbandry Co., Ltd.	50.0%	50.0%	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	40.0%	40.0%	Production and sale of quality rice
Jiangsu Chia Tai Seeds Co., Ltd.	60.0%*	60.0%*	Production and sale of seeds
Jilin Chia Tai Company Limited	45.0%	45.0%	Production and sale of animal feeds and chickens
Jilin Chia Tai Enterprise Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Jilin Da He Feedmill Co., Ltd.	29.3%	29.3%	Production and sale of animal feeds
Kaifeng Chia Tai Company Limited	50.0%	50.0%	Production and sale of animal feeds, chickens and cereal and oil products

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

JOINTLY CONTROLLED ENTITIES (continued)

Name of company	Percentage of equity capital held 2005	2004	Principal activities
Luoyang Northern Ek Chor Motorcycle Company Limited	55.0%*	55.0%*	Production and sale of motorcycles
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Machinery Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	38.3%	38.3%	Production and sale of animal feeds
Tianjin Chia Tai Machinery Company Limited	50.0%*	50.0%*	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	50.0%*	50.0%*	Investment holding
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	28.0%	28.0%	Production and sale of motorcycle and automotive carburetors

* *Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly controlled entities.*

ASSOCIATES

Details of the associates are as follows:

Name of company	Percentage of equity capital held 2005	2004	Principal activities
Conti Chia Tai International Limited	50.0%	50.0%	Production and sale of animal feeds and premix and operation of chicken and swine farms
Lotus Distribution International Limited	30.0%	30.0%	Investment holding

CORPORATE INFORMATION

DIRECTORS

Mr. Sumet Jiaravanon
(Chairman)
Mr. Dhanin Chearavanont
(Executive Chairman)
Mr. Thanakorn Seriburi
(Executive Vice Chairman)
Mr. Meth Jiaravanont
(Executive Vice Chairman)
Mr. Anan Athigapanich
(Executive Vice Chairman)
Mr. Damrongdej Chalongphuntarat
(Chief Executive Officer)
Mr. Robert Ping-Hsien Ho
(Chief Financial Officer)
Mr. Bai Shanlin
(Chief Operating Officer)
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

AUDIT COMMITTEE

Mr. Ma Chiu Cheung, Andrew
(Chairman)
Mr. Kowit Wattana
Mr. Sombat Deo-isres

REMUNERATION COMMITTEE

Mr. Dhanin Chearavanont
(Chairman)
Mr. Meth Jiaravanont
Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

COMPANY SECRETARY

Ms. Choi Yi Mei

QUALIFIED ACCOUNTANT

Ms. Wong Pui Shan

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS

21/F., Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS

Ernst & Young
Certified Public Accountants
18/F., Two International Finance Centre
8 Finance Street
Central
Hong Kong

LEGAL ADVISORS

Hong Kong
Morrison & Foerster
21/F., Entertainment Building
30 Queen's Road Central
Hong Kong

Bermuda
Appleby Spurling Hunter
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL BANKERS

Krung Thai Bank Public Company Limited
Citibank (Hong Kong) Limited

SHARE REGISTRARS

Hong Kong
Computershare Hong Kong Investor Services Limited
46/F., Hopewell Centre
183 Queen's Road East
Hong Kong

Bermuda
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Hamilton
Bermuda

SHARE LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 43

ADR FACILITIES

Sponsored Level I
American Depositary Receipt
Ratio: 1 ADR = 25 Ordinary Shares
Exchange: OTC
Symbol: CPKPY
CUSIP: 125918201

Depositary
The Bank of New York
American Depositary Receipts Division
22/F., 101 Barclay Street
New York NY 10286
U.S.A.

WEBSITE

http://www.cpp.hk